

2006 ANNUAL REPORT Shore Bancshares, Inc.





SHORE BANCSHARES, INC.

Banking. Insurance. Investments.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per shares data)	2006	2005	2004	2003	2002
		Years Ended December 31,			
RESULTS OF OPERATIONS:					
Interest income	**$57,971**	$47,384	$38,291	$34,339	$36,306
Interest expense	**19,075**	11,899	9,010	9,743	12,438
Net interest income	**38,896**	35,485	29,281	24,596	23,868
Provision for credit losses	**1,493**	810	931	335	356
Net interest income after provision for credit losses	**37,403**	34,675	28,350	24,261	23,512
Noninterest income	**12,839**	11,498	10,224	9,845	5,968
Noninterest expenses	**28,534**	25,431	22,535	19,344	15,960
Income before taxes	**21,708**	20,742	16,039	14,762	13,520
Income taxes	**8,154**	7,854	5,841	5,266	4,730
NET INCOME	***$13,554***	*$12,888*	*$ 10,198*	*$ 9,496*	*$ 8,790*
PER SHARE DATA: (1)					
Net income – basic	**$1.62**	$1.55	$1.24	$1.18	$1.09
Net income - diluted	**1.61**	1.55	1.23	1.16	1.08
Dividends paid	**.59**	.54	.48	.44	.40
Book value (at year end)	**13.28**	12.17	11.24	10.31	9.68
Tangible book value (at year end) (2)	**11.67**	10.51	9.53	9.37	8.72
FINANCIAL CONDITION (at year end):					
Assets	**$945,649**	$851,638	$790,598	$705,379	$654,066
Deposits	**774,182**	704,958	658,672	592,409	545,192
Total loans, net of unearned income and allowance for credit losses	**693,419**	622,227	590,766	470,895	435,422
Stockholders' equity	**111,327**	101,448	92,976	83,527	78,028
PERFORMANCE RATIOS (for the year):					
Return on average assets	**1.52%**	1.51%	1.32%	1.40%	1.42%
Return on average stockholders' equity	**12.66%**	13.20%	11.17%	11.70%	11.79%
Net interest margin	**4.70%**	4.69%	4.10%	3.91%	4.12%
Efficiency ratio(3)	**55.15%**	54.13%	57.04%	56.17%	53.49%
Dividend payout ratio	**36.65%**	34.33%	38.71%	37.29%	36.59%
Average stockholders' equity to average total assets	**11.98%**	11.86%	11.79%	11.96%	12.00%

(1) Per share data is adjusted to give retroactive effect of a 3 for 2 stock split in the form of a stock dividend that was payable to stockholders of record as of May 12, 2006.

(2) Total stockholders' equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year-end.

(3) Noninterest expenses as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.

NET INCOME



$15
$14
$12
$10
$8
$6
$4
$2
Dollars in Millions
8.8
9.5
10.2
12.9
13.6
2002
2003
2004
2005
2006

LOANS, DEPOSITS & TOTAL ASSETS



$1000
$900
$800
$700
$600
$500
$400
$300
$200
$100
Dollars in Millions
435
545
654
471
592
705
591
659
791
622
705
852
693
774
946
2002
2003
2004
2005
2006
Loans
Deposits
Total Assets

RETURN ON AVERAGE EQUITY



13.50%
13.00%
12.50%
12.00%
11.50%
11.00%
10.50%
10.00%
11.79
11.70
11.17
13.20
12.66
2002
2003
2004
2005
2006

RETURN ON AVERAGE ASSETS



1.55%
1.50%
1.45%
1.40%
1.35%
1.30%
1.25%
1.20%
1.42
1.40
1.32
1.51
1.52
2002
2003
2004
2005

LETTER TO SHAREHOLDERS

To Our Shareholders:

During 2006, Shore Bancshares continued to solidify its position as the leading independent community banking organization headquartered on the Delmarva Peninsula.

In a very challenging operating environment, we reported full-year net income of $13.6 million or $1.61 per diluted share, up 5.2% over the very strong year that we enjoyed in 2005. We recently increased the cash dividend to an annualized rate of $.64 per share, which results in a payout of 39.5% of 2006 earnings and a yield of slightly more than 2.5% based on a stock price of $25. We also split the stock 3-for-2 during the second quarter.

Our banking performance for the full year was solid, with good loan growth throughout the year and a healthy 11.7% increase in fee income. The net interest margin during 2006 was consistent with the prior year at 4.70%, despite a tough and very persistent interest rate scenario combined with intense competition for deposits throughout our markets. We added substantially to the provision for credit losses, primarily in an act of prudence to account for healthy loan growth across the portfolios. Overall credit quality remains excellent, however, and continues to be a hallmark of this organization.

The Company's return on average assets for the year was 1.52% and our return on average stockholders' equity was 12.66%. Total stockholders' equity was over $111 million at year-end, advancing by about 9% and enhancing our strong capital position.

At December 31, 2006, total assets were $946 million, total deposits were $774 million and loans totaled $700 million. At a time when the entire industry is working its way through a very difficult cycle, we are pleased that the strength and profitability of Shore Bancshares and its underlying markets have consistently enabled us to produce a healthy return to our shareholders … and also enabled us to generate good organic balance sheet growth.

Spurry succeeds Granville as Board Chairman; Duncan and Beatty appointed to senior management roles; Cannon retires

A key to our future success is the development of a succession plan for Board leadership and the senior management team.

In May, Christopher F. Spurry was elected to serve as Chairman of the Board of Shore Bancshares, succeeding Richard C. Granville, who remains a Director. Mr. Spurry has been a director of the Company since April 2004 and a director of Talbot Bank of Easton, Maryland since 1995.

The Boards of Directors of Shore Bancshares, Inc. and its subsidiary Talbot Bank announced in July that William W. (Buck) Duncan joined Talbot Bank as its new President and Chief Executive Officer and was appointed to serve as a Director of Shore Bancshares. In a related move, Vice President Lloyd L. "Scott" Beatty, Jr. was promoted to Chief Operating Officer of the holding company. He also has served as a holding company Director since 2000 and a Talbot Bank Director since 1992.

Mr. Beatty most recently was President of Choptank Partners and Managing Director/COO of Darby Overseas Investments, LTD. Previously, Mr. Beatty had a long and distinguished career in public accounting with the firm Beatty, Satchell and Company in a variety of capacities, including Managing Partner. He has served on the boards of a variety of local and national organizations including Shore Health Systems, Eastern Shore Land Conservancy, Talbot Hospice and the United Fund of Talbot County. Mr. Beatty will continue as a Director of The Talbot Bank and Shore Bancshares, Inc. He graduated from the Salisbury University and earned his CPA license in 1976.

From 2004 and until joining Talbot Bank, Mr. Duncan served as Chairman of Mercantile Eastern Shore Bank. From 1982 through 2004 he was President and Chief Executive Officer of St. Michaels Bank, St. Michaels, MD, a Mercantile Bancshares Corporation affiliate. From 1973 through 1982 he was a vice president and senior loan officer of First National Bank of Maryland in Salisbury. From 2001 through 2004 Mr. Duncan was a director of the Federal Reserve Bank of Richmond. He was a former director of Talbot Hospice Foundation, Inc., a former director and vice chairman of Shore Health Systems, Inc. and a director and past president of the Rotary Club of Easton.



He has also served on numerous area boards, including the United Fund of Talbot County, the Maryland Bankers Association, Memorial Hospital at Easton, Inc. as a director and Chairman, the Academy Art Museum, the Chesapeake Bay Maritime Museum, the Talbot YMCA, and the Talbot County Chamber of Commerce. He holds a BA in Economics from Davis & Elkins College and MS degree in Management from the University of Arkansas.

One of the critical issues defined in the planning process was the need to separate the dual CEO roles of Talbot Bank and Shore Bancshares. The purpose for making the separation was to provide Mr. Vermilye more time to work closely with Mr. Beatty to expand and enhance the Shore Bancshares franchise. We are very pleased to have a career banker of Mr. Duncan's stature join the Shore Bancshares family of companies to lead Talbot Bank.

In December, Daniel T. Cannon retired from the Board of Directors and as Executive Vice President of the Company and as President and CEO of our subsidiary The Centreville National Bank of Maryland. He began his career with the company in 1978. A search is currently underway for a new President and CEO to replace Mr. Cannon in Centreville.

Expansion efforts to continue on Delmarva Peninsula

In 2007, we intend to continue our focus on expansion. Efforts to improve our organic growth will be at the forefront of our expansion strategy. In this respect, our goal is to improve our market share within our existing footprint by optimizing customer service and efficiency, expanding the scope of our products and continuing to make substantive investments in the existing infrastructure. We are now a family of five successful companies, four of which are over 100 years old. Our growth has produced 27 locations, 17 of which are bank branches and 10 are non-bank offices associated with our fee-based subsidiary businesses. Our geographic footprint in Maryland and Delaware is concentrated on what we believe to be the best strategic, natural submarkets – pockets of opportunity – where the small business and population growth rates, per capita income and household spending levels are above state and national averages.

From time to time, management explores the possibility of strategic transactions with well-run, successful community banks, located within defined areas of the Delmarva Peninsula. In addition to our focus on organic growth, we intend to continue to leverage our current position as the largest publicly traded financial holding company headquartered on Delmarva and explore strategic opportunities as and when they arise.

We believe that our organization has a unique and healthy internal culture. By becoming the "employer of choice" within the local markets we serve, and then sustaining that position, we hope to become the "bank of choice" within those same markets. Local businesses, professionals and area households recognize the quality of our employees and the attitude they bring to each customer's banking experience. A welcoming smile, a warm friendly environment and in-depth knowledge of our basic products and services awaits each customer at every location.

Management strategy has longer-term emphasis

We are managing this organization for longer-term value and, as suggested by the Board's decision to increase the common stock dividend as well as our recent substantial investments in new management talent and depth, we are confident in our ability to execute on our strategic growth plan as we move into 2007 and beyond. We believe that our Delmarva markets are healthy and growing, we are clearly focused on the fundamentals of good community banking, and we believe we are well positioned to take advantage of consolidation-related disruption in our industry.

The Company's Board of Directors, management team and employees understand the challenges, risks and opportunities that lie ahead for our industry and our Bank. We also believe that Shore Bancshares, Inc. is a most attractive opportunity for investors in the community bank sector as well as the Delmarva and mid-Atlantic marketplace. As always we remain enthused, committed and optimistic about our future.

Sincerely,

W. Moorhead Vermilye, President & CEO

Christopher F. Spurry, Chairman of the Board



BOARDS OF DIRECTORS

SHORE BANCSHARES, INC.

HERBERT L. ANDREW, III
Farmer

BLENDA W. ARMISTEAD
Investor

LLOYD L. BEATTY, JR.
Vice President & COO, Shore Bancshares, Inc.

PAUL M. BOWMAN
Attorney, Law Office of Paul M. Bowman

DANIEL T. CANNON
Executive Vice President, Shore Bancshares, Inc.
President & CEO, The Centreville National Bank of MD

WILLIAM W. "BUCK" DUNCAN
President and CEO, The Talbot Bank of Easton, MD

THOMAS H. EVANS
President and CEO, The Felton Bank

MARK M. FREESTATE
Vice President, The Avon-Dixon Agency, LLC

RICHARD C. GRANVILLE
Investor

W. EDWIN KEE, JR.
Professor, University of Delaware and
President of Kee's Creek Farm

NEIL R. LeCOMPTE
Certified Public Accountant, Office of Neil R. LeCompte

JERRY F. PIERSON
President, Jerry F. Pierson, Inc.

CHRISTOPHER F. SPURRY, CHAIRMAN
President, Spurry and Associates, Inc.

W. MOORHEAD VERMILYE
President & CEO, Shore Bancshares, Inc.

Officers

W. Moorhead Vermilye	President & CEO
Daniel T. Cannon	Executive Vice President
Susan E. Leaverton	Treasurer
Carol I. Brownawell	Secretary
Lloyd L. Beatty, Jr.	Vice President & COO
Timothy J. Berrigan	Vice President, Information Technology
Laurie H. Yorkilous	Director of Marketing
Pamela C. Hunt	Vice President, Human Resources

THE TALBOT BANK OF EASTON, MARYLAND

HERBERT L. ANDREW, III
BLENDA W. ARMISTEAD
LLOYD L. BEATTY, JR.
DONALD D. CASSON, CHAIRMAN
JOHN W. DILLON
GARY L. FAIRBANK
DUANE F. MARSHALL
JEROME M. MCCONNELL
DAVID L. PYLES
STEPHEN M. SHEARER
CHRISTOPHER F. SPURRY
DAVID P. VALLIANT
W. MOORHEAD VERMILYE
WILLIAM W. "BUCK" DUNCAN

Officers

William W. "Buck" Duncan	President & CEO
Jerome M. McConnell	Executive Vice President & SLO
Susan E. Leaverton	Vice President & CFO
Laura P. Heikes	Vice President & COO

THE CENTREVILLE NATIONAL BANK OF MARYLAND

PAUL M. BOWMAN
DANIEL T. CANNON
ANN B. COLLIER
MARK M. FREESTATE, CHAIRMAN
THOMAS K. HELFENBEIN
JAMES A. JUDGE
CLYDE V. KELLY, III
NEIL R. LECOMPTE
JERRY F. PIERSON
WM. MAURICE SANGER
WM. E. SYLVESTER, JR.
JEFFREY E. THOMPSON
MARY ELLEN VALLIANT

Officers

Daniel T. Cannon	President & CEO
Carol I. Brownawell	Executive Vice President & CFO
Thomas E. Beery	Senior Vice President & SLO
Rita B. Mielke	Vice President & COO

WYE TRUST SERVICES

A Division of The Centreville National Bank of Maryland

Officers

Elizabeth Spurry Keller	Senior Vice President, Business Development
James M. Vermilye	Senior Vice President/ Trust Officer
Henry Brandt	Vice President/Trust Officer

WYE MORTGAGE GROUP

A Division of The Centreville National Bank of Maryland

Officers

Rick Rider	Vice President
Laurie Schnaitman	Vice President

THE AVON-DIXON AGENCY, LLC

LLOYD L. BEATTY, JR.
LEONARD "JAY" DAYTON, JR.
MARK M. FREESTATE
WILLIAM L. LANE, JR., CHAIRMAN
DAVID C. LEE
SALLY E. MCCLELLAN
EDWARD "NED" MCDONALD
TERRY M. MEAD
DIANA H. JOHNSON
JACK BROOKS
JOHN DETWILER
JOHN WILSON

Officers

Terry M. Mead	CEO

ELLIOTT WILSON INSURANCE, LLC

EDWARD "NED" MCDONALD
TERRY M. MEAD
ERIKA S. WILSON

Officers

Terry M. Mead	CEO

THE FELTON BANK

FREDERICK A. DUFFY
THOMAS H. EVANS
W. EDWIN KEE, JR., CHAIRMAN
HARVEY R. KENTON, JR.
THOMAS E. MELVIN
DAVID W. MOORE, VICE CHAIRMAN
JAMES W. TORBERT
W. MOORHEAD VERMILYE

Officers

Thomas H. Evans	President
Susan E. Leaverton	Vice President & CFO
Robin M. Deputy	Vice President & COO
Dianne L. Webb	Vice President

TRANSFER AGENT

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Investor Relations: 1-800-368-5948
E-mail for investor inquiries: info@rtco.com

Seated, left to right: Lloyd L. Beatty, Jr., W. Moorhead Vermilye, Christopher F. Spurry
Standing, left to right: Thomas H. Evans, Neil R. LeCompte, W. Edwin Kee, Jr., Herbert L. Andrew, III, Paul M. Bowman, Mark M. Freestate, Blenda W. Armistead, Jerry F. Pierson, William W. "Buck" Duncan
Not pictured: Daniel T. Cannon, Richard C. Granville



Chestertown
Kent County
Queen Anne's County
Centreville
Stevensville
Chester
Grasonville
Hillsboro
Denton
Talbot County
MARYLAND
St. Michaels
Easton
Caroline County
Cambridge
Dorchester County
Kent County
Felton
Milford
DELAWARE
Sussex County
SHORE BANCSHARES, INC.
Banking. Insurance. Investments.
T THE TALBOT BANK
C CENTREVILLE NATIONAL BANK
A AVON-DIXON INSURANCE
F FELTON BANK
W WYE TRUST SERVICES
M WYE MORTGAGE GROUP

THE CENTREVILLE NATIONAL BANK OF MARYLAND

Centreville Office
109 N. Commerce Street
Centreville, MD 21617
410/758-1600
877/758-1600

Route 213 Office
2609 Centreville Road
Centreville, MD
410/758-2414

Chester Office
300 Castle Marina Road
Chester, MD 21619
410/604-6270

Chestertown Office
305 East High Street
Chestertown, MD 21620
410/778-1299

Denton Office
850 South 5th Avenue
Denton, MD 21629
410/820-4007

Grasonville Branch
202 Pullman Crossing
Grasonville, MD 21638
410/827-4636

Hillsboro Office
21913 Shore Highway
Hillsboro, MD 21641
410/820-2121

Stevensville Office
408 Thompson Creek Road
Stevensville, MD 21666
410/643-2233

Washington Square Office
899 Washington Avenue
Chestertown, MD 21620
410/810-0591

WYE TRUST SERVICES
A Division of The Centreville National Bank of Maryland

Main Office
17 E. Dover Street
Easton, MD 21601
410/763-8543

Centreville Office
109 N. Commerce Street
Centreville, MD 21617
410/758-1600

WYE MORTGAGE GROUP
A Division of The Centreville National Bank of Maryland

(Administrative Offices)
Centreville Office
109 N. Commerce Street
PO Box 400
Centreville, MD 21617
443/262-9326

Easton Offfice
17 E. Dover Street
Easton, MD 21601
410/770-8786

THE TALBOT BANK OF EASTON, MARYLAND

Main Office
18 East Dover Street
Easton, MD 21601
410/822-1400
800/673-8258

Tred Avon Square Branch
212 Marlboro Ave
Easton, MD 21601
410/819-3022

St. Michaels Branch
1013 S. Talbot Street
St. Michaels, MD 21663
410/745-9166

Elliott Road Branch
8275 Elliott Road
Easton, MD 21601
410/822-2642

Dorchester Square Branch
2745 Dorchester Square
Cambridge, MD 21613
410/476-3762
410/221-7690

Sunburst Branch
424 Dorchester Ave
Cambridge, MD 21613
410/476-4407
410/228-8402

THE AVON-DIXON AGENCY, LLC

Headquarters
28969 Information Lane
Easton, MD 21604
410/822-0506
800/242-8758

Easton Office
106 N. Harrison Street
P.O. Box 1588
Easton, MD 21601
410/822-0506
800/242-8758

Grasonville Office
202 Pullman Crossing
P.O. Box 580
Grasonville, MD 21638
410/827-3161
800/734-4176

The Avon-Dixon Agency
t/a W.M. Freestate & Son
105 Lawyers Row
Centreville, MD 21617
410/758-0757
800/462-0658

ELLIOTT WILSON INSURANCE, LLC

Professional Trucking Services
106 N. Harrison Street
Easton, MD 21601
410/820-7797
800/235-9885

THE FELTON BANK

Felton Branch
120 W. Main Street
P.O. Box 266
Felton, DE 19943
302/284-4600
800/989-4383

Milford Branch
698A N. DuPont Highway
Milford, DE 19963
302/424-4600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
APR 16 2007
WASH, D.C.
186
SECTION

For the Year Ended December 31, 2006

Commission File No. 0-22345

SHORE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Maryland	52-1974638
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
18 East Dover Street, Easton, Maryland	21601
(Address of Principal Executive Offices)	(Zip Code)

(410) 822-1400
Registrant's Telephone Number, Including Area Code

Securities Registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common stock, par value $.01 per share	Nasdaq Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 16(d) of the Act. [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (check one): Large accelerated filer [ ]   Accelerated filer [X]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $213,253,981.

The number of shares outstanding of the registrant's common stock as of the latest practicable date: 8,384,794 as of March 1, 2007.

Documents Incorporated by Reference

Certain information required by Part III of this annual report is incorporated herein by reference to the definitive proxy statement for the 2007 Annual Meeting of Stockholders to be held on April 25, 2007.

INDEX

This Annual Report of Shore Bancshares, Inc. on Form 10-K may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Readers of this report should be aware of the speculative nature of "forward-looking statements." Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are based on current expectations, estimates and projections about (among other things) the industry and the markets in which the Company and its subsidiaries operate; they are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including risks and uncertainties discussed in this Form 10-K, general economic, market or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position or competitive actions by other companies; changes in the quality or composition of loan and investment portfolios; the ability to mange growth; changes in laws or regulations or policies of federal and state regulators and agencies; and other circumstances beyond the Company's control. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated will be realized, or if substantially realized, will have the expected consequences on the Company's business or operations. For a more complete discussion of these and other risk factors, see Item 1A of Part I of this report. Except as required by applicable laws, we do not intend to publish updates or revisions of forward-looking statements it makes to reflect new information, future events or otherwise.

Except as expressly provided otherwise, the term "Company" as used in this report refers to Shore Bancshares, Inc. and the terms "we", "us" and "our" refer collectively to Shore Bancshares, Inc. and its consolidated subsidiaries.

PART I

Item 1. Business.

BUSINESS

General

The Company was incorporated under the laws of Maryland on March 15, 1996 and is registered as a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company's primary business is acting as the parent company to three bank subsidiaries, The Centreville National Bank of Maryland ("Centreville National Bank"), The Talbot Bank of Easton, Maryland ("Talbot Bank"), and The Felton Bank ("Felton Bank") (collectively, the "Banks"), two insurance producer firms, The Avon-Dixon Agency, LLC and Elliott Wilson Insurance, LLC, one insurance premium finance company, Mubell Finance, LLC (together with The Avon-Dixon Agency, LLC and Elliot Wilson Insurance, LLC, the "Insurance Subsidiaries"), and an investment adviser firm, Wye Financial Services, LLC ("Wye Financial"). The Company also has an inactive subsidiary, Shore Pension Services, LLC.

Talbot Bank owns all of the issued and outstanding securities of Dover Street Realty, Inc., a Maryland corporation that engages in the business of holding and managing real property acquired by Talbot Bank as a result of loan foreclosures. Centreville National Bank owns 20% of the issued and outstanding common stock of Delmarva Data Bank Processing Center, Inc. ("Delmarva Data"), a Maryland corporation that provides data processing services to banks located in Maryland, Delaware, Virginia and the District of Columbia, including Centreville National Bank and Talbot Bank.

We operate in two business segments: community banking and insurance products and services. Financial information related to our operations in these segments for each of the two years ended December 31, 2006 is provided in Note 24 to the Company's Consolidated Financial Statements included in Item 8 of Part II of this report.

Banking Products and Services

Centreville National Bank is a national banking association that commenced operations in 1876. Talbot Bank is a Maryland commercial bank that commenced operations in 1885 and was acquired by the Company in its December 2000 merger with Talbot Bancshares, Inc. ("Talbot Bancshares"). Felton Bank is a Delaware commercial bank that commenced operations in 1908 and was acquired by the Company in April 2004 when it merged with Midstate Bancorp, Inc. The Banks operate 17 full service branches and 21 ATMs and provide a full range of commercial and consumer banking products and services to individuals, businesses, and other organizations in the Maryland counties of Kent, Queen Anne's, Caroline, Talbot and Dorchester and in Kent County, Delaware. The Banks' deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC").

The Banks are independent community banks and serve businesses and individuals in their respective market areas. Services offered are essentially the same as those offered by larger regional institutions that compete with the Banks. Services provided to businesses include commercial checking, savings, certificate of deposit and overnight investment sweep accounts. The Banks offer all forms of commercial lending, including secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition development, construction loans and letters of credit. Merchant credit card clearing services are available as well as direct deposit of payroll, internet banking and telephone banking services.

Services to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24 hour telephone banking, PC and internet banking, and 24-hour automatic teller machine services. The Banks also offer nondeposit products, such as mutual funds and annuities, and discount brokerage services to their customers. Additionally, the Banks have Saturday hours and extended hours on certain evenings during the week for added customer convenience.

Lending Activities

The Banks originate secured and unsecured loans for business purposes. Commercial loans are typically secured by real estate, accounts receivable, inventory equipment and/or other assets of the business. Commercial loans generally involve a greater degree of credit risk than one to four family residential mortgage loans. Repayment is often dependent on the successful operation of the business and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Company's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Commercial real estate loans are primarily those secured by office condominiums, retail buildings, warehouses and general purpose business space. Low loan to value ratio standards, as well as the thorough financial analysis performed and the Banks' knowledge of the local economy in which they lend are employed to help reduce the risk associated with these loans.

The Banks provide residential real estate construction loans to builders and individuals for single family dwellings. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Additional collateral may be taken if loan to value ratios exceed 80%. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to 12 months and may have fixed or variable rate features. Permanent financing options for individuals include fixed and variable rate loans with three- and five-year balloon features and one-, three- and five-year adjustable rate mortgage loans. The risk of loss associated with real estate construction lending is controlled through conservative underwriting procedures such as loan to value ratios of 80% or less, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

The Banks originate fixed and variable rate residential mortgage loans. As with any consumer loan, repayment is dependent on the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy. Underwriting standards recommend loan to value ratios not to exceed 80% based on appraisals performed by approved appraisers. The Banks rely on title insurance to protect their lien priorities and protect the property securing the loans by requiring fire and casualty insurance.

The Banks also originate and sell long-term fixed rate residential mortgage loans on the secondary market. The Banks do not typically fund these loans, but they do receive commissions upon settlement.

A variety of consumer loans are offered to customers, including home equity loans, credit cards and other secured and unsecured lines of credit and term loans. Careful analysis of an applicant's creditworthiness is performed before granting credit, and on going monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early.

Deposit Activities

The Banks offer a full array of deposit products including checking, savings and money market accounts, regular and IRA certificates of deposit, and Christmas Savings accounts. The Banks also offers the CDARS program, providing up to $20 million of FDIC insurance to our customers. In addition, we offer our commercial customers packages which include Cash Management services and various checking opportunities.

Trust Services

Centreville National Bank established a trust department during the second quarter of 2005 and markets trust, asset management and financial planning services to customers within our market areas.

Insurance Activities

The Insurance Subsidiaries were formed as a result of the Company's acquisition of the assets of The Avon-Dixon Agency, Inc., Elliott Wilson Insurance, Inc., Avon-Dixon Financial Services, Inc., Joseph M. George & Son, Inc. and 59th Street Finance Company on May 1, 2002. In November 2002, The Avon-Dixon Agency, LLC acquired certain assets of W. M. Freestate & Son, Inc., a full-service insurance producer firm located in Centreville, Maryland. The Insurance Subsidiaries offer a full range of insurance products and services to customers, including insurance premium financing.

Seasonality

Management does not believe that our business activities are seasonal in nature. Demand for our products and services may vary depending on local and national economic conditions, but management believes that any variation will not have a material impact on our planning or policy-making strategies.

Employees

At February 27, 2007, we employed 323 persons, of which 285 were employed on a full-time basis.

COMPETITION

The banking business, in all of its phases, is highly competitive. Within our market areas, we compete with commercial banks (including local banks and branches or affiliates of other larger banks), savings and loan associations and credit unions for loans and deposits, with money market and mutual funds and other investment alternatives for deposits, with consumer finance companies for loans, with insurance companies, agents and brokers for insurance products, and with other financial institutions for various types of products and services. There is also competition for commercial and retail banking business from banks and financial institutions located outside our market areas.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. The primary factors in competing for insurance customers are competitive rates, the quality and range of insurance products offered, and quality, personalized service.

To compete with other financial services providers, we rely principally upon local promotional activities, including advertisements in local newspapers, trade journals and other publications and on the radio, personal relationships established by officers, directors and employees with customers, and specialized services tailored to meet its customers' needs. In those instances in which we are unable to accommodate the needs of a customer, we will arrange for those services to be provided by other financial services providers with which we have a relationship. We additionally rely on referrals from satisfied customers.

The following tables set forth deposit data for Kent, Queen Anne's, Caroline, Talbot and Dorchester Counties in Maryland and for Kent County in Delaware as of June 30, 2006, the most recent date for which comparative information is available.

Kent County, Maryland	Deposits	% of Total
	(in thousands)	
Peoples Bank of Kent County, Maryland	$159,981	35.04%
Mercantile Shore Bank	153,025	33.52
Chesapeake Bank and Trust Co.	59,257	12.98
Branch Banking & Trust	37,668	8.25
The Centreville National Bank of Maryland	**23,743**	**5.20**
SunTrust Bank	22,886	5.01
Total	$456,560	100.00%

Source: FDIC DataBook

Queen Anne's County, Maryand	Deposits	% of Total
	(in thousands)	
The Queenstown Bank of Maryland	$274,668	40.0%
The Centreville National Bank of Maryland	**196,517**	**28.62**
Bank of America, National Association	61,000	8.89
Mercantile Shore Bank	56,924	8.29
M&T	45,312	6.60
BankAnnapolis	32,076	4.67
Branch Banking & Trust	20,123	2.93
Total	$686,620	100.00%

Source: FDIC DataBook

Caroline County, Maryland	Deposits	% of Total
	(in thousands)	
Provident State Bank of Preston, Maryland	$129,860	33.95%
Mercantile Shore Bank	100,673	26.32
Branch Banking & Trust	47,164	12.33
The Centreville National Bank of Maryland	**46,141**	**12.06**
M& T	30,716	8.03
Bank of America, National Association	18,770	4.91
Easton Bank & Trust	9,191	2.40
Total	$382,515	100.00%

Source: FDIC DataBook

Talbot County, Maryland	Deposits	% of Total
	(in thousands)	
The Talbot Bank of Easton, Maryland	**$373,336**	**40.74%**
Mercantile Shore Bank	178,181	19.44
Bank of America, National Association	96,829	10.57
Easton Bank & Trust	94,809	10.34
SunTrust Bank	49,302	5.38
Branch Banking & Trust	42,451	4.63
M&T	28,979	3.16
The Queenstown Bank of Maryland	27,108	2.96
First Mariner Bank	15,898	1.73
Chevy Chase Bank	9,603	1.05
Total	$916,496	100.00%

Source: FDIC DataBook

Dorchester County, Maryland	Deposits	% of Total
	(in thousands)	
The National Bank of Cambridge	$170,095	30.27%
Bank of the Eastern Shore	165,271	29.42
Hebron Savings Bank	55,940	9.96
Branch Banking & Trust	41,447	7.38
Provident State Bank of Preston, Maryland	37,478	6.67
Bank of America, National Association	30,774	5.48
M&T	23,121	4.11
SunTrust Bank	20,954	3.73
The Talbot Bank of Easton, Maryland	**16,749**	**2.98**
Total	$561,829	100.00%

Source: FDIC DataBook

Kent County, Delaware	Deposits	% of Total
	(in thousands)	
Wilmington Trust	$573,896	33.28%
PNC Bank Delaware	266,867	15.48
Citizens Bank	249,539	14.47
First NB of Wyoming	232,825	13.50
Wachovia Bank of Delaware	151,671	8.80
Artisans Bank	68,641	3.98
The Felton Bank	**60,855**	**3.53**
Wilmington Savings Fund Society	44,810	2.60
County Bank	39,516	2.29
Commerce Bank National Assn	29,881	1.73
Fort Sill National Bank	5,880	0.34
Total	$1,724,381	100.00%

Source: FDIC DataBook

For further information about competition in our market areas, see the Risk Factor entitled "We operate in a highly competitive market" in Item 1A of Part I of this annual report.

SUPERVISION AND REGULATION

The following is a summary of the material regulations and policies applicable to us and is not intended to be a comprehensive discussion. Changes in applicable laws and regulations may have a material effect on our business, financial condition and results of operation.

General

The Company is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

Talbot Bank is a Maryland commercial bank subject to the banking laws of Maryland and to regulation by the Commissioner of Financial Regulation of Maryland, who is required by statute to make at least one examination in each calendar year (or at 18-month intervals if the Commissioner determines that an examination is unnecessary in a particular calendar year). Centreville National Bank is a national banking association subject to federal banking laws and regulations enforced and/or promulgated by the Office of the Comptroller of the Currency (the "OCC"), which is required by statute to make at least one examination in each calendar year. Felton Bank is a Delaware commercial bank subject to the banking laws of Delaware and to regulation by the Delaware Office of the State Bank Commissioner, who is entitled by statute to make examinations of Felton Bank as and when deemed necessary or expedient. The primary federal regulator of both Talbot Bank and Felton Bank is the FDIC, which is also entitled to conduct regular examinations. The deposits of the Banks are insured by the FDIC, so certain laws and regulations administered by the FDIC also govern their deposit taking operations. In addition to the foregoing, the Banks are subject to numerous state and federal statutes and regulations that affect the business of banking generally.

Nonbank affiliates of the Company are subject to examination by the FRB, and, as affiliates of the Banks, may be subject to examination by the Banks' regulators from time to time. In addition, the Insurance Subsidiaries are each subject to licensing and regulation by the insurance authorities of the states in which they do business. Retail sales of insurance products by the Insurance Subsidiaries to customers of the Banks are also subject to the requirements of the Interagency Statement on Retail Sales of Nondeposit Investment Products promulgated in 1994, as amended, by the FDIC, the FRB, the OCC, and the Office of Thrift Supervision. Wye Financial Services, LLC is subject to the registration and examination requirements of federal and state laws governing investment advisers.

Regulation of Financial Holding Companies

In November 1999, the federal Gramm-Leach-Bliley Act (the "GLBA") was signed into law. Effective in pertinent part on March 11, 2000, GLBA revised the BHC Act and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under GLBA, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company." GLBA provides that a financial holding company may engage in a full range of financial activities, including insurance and securities sales and underwriting activities, and real estate development, with new expedited notice procedures.

Under FRB policy, the Company is expected to act as a source of strength to its subsidiary banks, and the FRB may charge the Company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guaranty liabilities generally are superior in priority to obligations of a financial institution to its stockholders and obligations to other affiliates.

Regulation of Banks

Federal and state banking regulators may prohibit the institutions over which they have supervisory authority from engaging in activities or investments that the agencies believes are unsafe or unsound banking practices. These banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Company and its affiliates are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Company and its nonbank affiliates by the Banks. Section 23B requires that transactions between any of the Banks and the Company and its nonbank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, and principal stockholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Banks and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA"), each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of the Banks, believes that the Banks meet substantially all standards that have been adopted. FDICIA also imposes new capital standards on insured depository institutions.

The Community Reinvestment Act ("CRA") requires that, in connection with the examination of financial institutions within their jurisdictions, the federal banking regulators evaluate the record of the financial institution in meeting the credit needs of their communities including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility. As of the date of its most recent examination report, each of the Banks has a CRA rating of "Satisfactory."

Capital Requirements

FDICIA established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, federal banking regulators are required to rate supervised institutions on the basis of five capital categories: "well - capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized;" and to take certain mandatory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the actions will depend upon the category in which the institution is placed. A depository institution is "well capitalized" if it has a total risk based capital ratio of 10% or greater, a Tier 1 risk based capital ratio of 6% or greater, and a leverage ratio of 5% or greater and is not subject to any order, regulatory agreement, or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has a total risk based capital ratio of 8% or greater, a Tier 1 risk based capital ratio of 4% or greater and a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMELS rating of 1).

FDICIA generally prohibits a depository institution from making any capital distribution, including the payment of cash dividends, or paying a management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee (subject to certain limitations) that the institution will comply with such capital restoration plan.

Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized and requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

As of December 31, 2006, the Banks were each deemed to be "well capitalized." For more information regarding the capital condition of the Company, see Note 17 of Consolidated Financial Statements appearing in Item 8 of Part II of this report.

Deposit Insurance

The deposits of the Banks are insured to a maximum of $100,000 per depositor through the Deposit Insurance Fund, which is administered by the FDIC, and the Banks are required to pay semi-annual deposit insurance premium assessments to the FDIC. The Banks paid a total of $87,878 in FDIC premiums during 2006. The Deposit Insurance Fund was created pursuant to the Federal Deposit Insurance Reform Act of 2005, which was signed into law on February 8, 2006. Under this new law, (i) the current $100,000 deposit insurance coverage will be indexed for inflation (with adjustments every five years, commencing January 1, 2011), and (ii) deposit insurance coverage for retirement accounts was increased to $250,000 per participant subject to adjustment for inflation. In addition, the FDIC will be given greater latitude in setting the assessment rates for insured depository institutions which could be used to impose minimum assessments.

USA PATRIOT Act

Congress adopted the USA PATRIOT Act (the "Patriot Act") on October 26, 2001 in response to the terrorist attacks that occurred on September 11, 2001. Under the Patriot Act, certain financial institutions, including banks, are required to maintain and prepare additional records and reports that are designed to assist the government's efforts to combat terrorism. The Patriot Act includes sweeping anti-money laundering and financial transparency laws and required additional regulations, including, among other things, standards for verifying client identification when opening an account and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Federal Securities Laws

The shares of the Company's common stock are registered with the Securities and Exchange Commission (the "SEC") under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the Nasdaq Stock Market's Capital Market. The Company is subject to information reporting requirements, proxy solicitation requirements, insider trading restrictions and other requirements of the Exchange Act, including the requirements imposed under the federal Sarbanes-Oxley Act of 2002. Among other things, loans to and other transactions with insiders are subject to restrictions and heightened disclosure, directors and certain committees of the Board must satisfy certain independence requirements, and the Corporation is generally required to comply with certain corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Bank are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Company and its subsidiaries.

AVAILABLE INFORMATION

The Company maintains an Internet site at www.shbi.net on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC's web site at www.sec.gov.

Item 1A. RISK FACTORS

The following factors may impact our business, financial condition and results of operations and should be considered carefully in evaluating an investment in shares of common stock of the Company.

Risks Relating to the Business of the Company and its Affiliates

The Company's future depends on the successful growth of its subsidiaries

The Company's primary business activity for the foreseeable future will be to act as the holding company of Talbot Bank, Centreville National Bank, Felton Bank, and its other subsidiaries. Therefore, the Company's future profitability will depend on the success and growth of these subsidiaries. In the future, part of the Company's growth may come from buying other banks and buying or establishing other companies. Such entities may not be profitable after they are purchased or established, and they may lose money, particularly at first. A new bank or company may bring with it unexpected liabilities, bad loans, or bad employee relations, or the new bank or company may lose customers.

A majority of our business is concentrated in Maryland and Delaware; a significant amount of our business is concentrated in real estate lending

Because most of our loans are made to customers who reside on the Eastern Shore of Maryland and in Delaware, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are geographically diverse. Further, we make many real estate secured loans, including construction and land development loans, all of which are in greater demand when interest rates are low and economic conditions are good. There can be no guarantee that good economic conditions or low interest rates will continue to exist. Moreover, the market values of the real estate securing our loans may deteriorate due to a number of unpredictable factors, which could cause us to lose money in the event a borrower failed to repay a loan and we were forced to foreclose on the property. Additionally, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, along with the other federal banking regulators, issued final guidance on December 6, 2006 entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2006, we may be subject to further supervisory analysis during future examinations. Although we continuously evaluate our concentration and risk management strategies, we cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management cannot predict the extent to which this guidance will impact our operations or capital requirements.

Interest rates and other economic conditions will impact our results of operation

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (*i.e.*, net interest income), including advances from the Federal Home Loan Bank of Atlanta. Interest rate risk arises from mismatches (*i.e.*, the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (*i.e.*, a positive gap) could enhance earnings in a rising interest rate environment and could negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (*i.e.*, a negative gap) could enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, but there can be no assurance that these attempts will be successful in the event of such changes.

The Banks may experience loan losses in excess of their allowances

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of each of the Banks bases that Bank's allowance for loan losses upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities, as a part of their examination process, require our bank subsidiaries to increase their respective allowance for loan losses, our earnings and capital could be significantly and adversely affected. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Banks' non-performing or performing loans. Material additions to the allowance for loan losses of one of the Banks would result in a decrease in that Bank's net income and capital and could have a material adverse effect on our financial condition.

The market value of our investments might decline

As of December 31, 2006, we had classified 89% of our investment securities as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115 ("SFAS 115") relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity (net of tax) as accumulated other comprehensive income. The remaining investment securities are classified as held-to-maturity in accordance with SFAS 115 and are stated at amortized cost.

In the past, gains on sales of investment securities have not been a significant source of income for us. There can be no assurance that future market performance of our investment portfolio will enable us to realize income from sales of securities. Stockholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in stockholders' equity.

Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and management cannot predict the effect these factors may have on any specific category.

The banking industry is heavily regulated; significant regulatory changes could adversely affect our operations

Our operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Company is subject to supervision by the FRB; Talbot Bank is subject to supervision and periodic examination by the Maryland Commissioner and the FDIC; Centreville National Bank is subject to supervision and periodic examination by the OCC and the FDIC; and Felton Bank is subject to supervision and periodic examination by the Delaware Commissioner and the FDIC. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. The Company and the Banks are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that those institutions are found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Management also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We operation in a highly competitive market

We operate in a competitive environment, competing for loans, deposits, insurance products and customers with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Competition for other products, such as insurance and securities products, comes from other banks, securities and brokerage companies, insurance companies, insurance agents and brokers, and other nonbank financial service providers in our market areas. Many of these competitors are much larger in terms of total assets and capitalization, have greater access to capital markets, and/or offer a broader range of financial services than those offered by us. In addition, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

In addition, current banking laws facilitate interstate branching, merger activity among banks, and expanded activities. Since September 1995, certain bank holding companies have been authorized to acquire banks throughout the United States. Since June 1, 1997, certain banks have been permitted to merge with banks organized under the laws of different states. As a result, interstate banking is now an accepted element of competition in the banking industry and the Corporation may be brought into competition with institutions with which it does not presently compete. Moreover, as discussed above, the GLBA revised the BHC Act in 2000 and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC-insured financial institution. These laws may increase the competition we face in our market areas in the future, although management cannot predict the degree to which such competition will impact our financial conditions or results of operations.

The loss of key personnel could disrupt our operations and result in reduced earnings

Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Our current executive officers provide valuable services based on their many years of experience and in-depth knowledge of the banking industry. Due to the intense competition for financial professionals, these key personnel would be difficult to replace and an unexpected loss of their services could result in a disruption to the continuity of operations and a possible reduction in earnings.

We may be subject to claims

We may from time to time be subject to claims from customers for losses due to alleged breaches of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, the failure to comply with applicable laws and regulations, or many other reasons. Also, our employees may knowingly or unknowingly violate laws and regulations. Management may not be aware of any violations until after their occurrence. This lack of knowledge may not insulate the Company or our subsidiaries from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce our profitability and hurt our financial condition.

We may be adversely affected by recent legislation

As discussed above, the GLBA repealed restrictions on banks affiliating with securities firms and permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. Although the Company is a financial holding company, this law may increase the competition we face from larger banks and other companies. It is not possible to predict the full effect that this law will have on us.

The Sarbanes-Oxley Act of 2002 requires management of publicly traded companies to perform an annual assessment of their internal controls over financial reporting and to report on whether the system is effective as of the end of the Company's fiscal year. Disclosure of significant deficiencies or material weaknesses in internal controls could cause an unfavorable impact to shareholder value by affecting the market value of our stock.

The Patriot Act reinforced the importance of implementing and following procedures required by the Bank Secrecy Act and money laundering issues. Non-compliance with this act or failure to file timely and accurate documentation could expose the company to adverse publicity as well as fines and penalties assessed by regulatory agencies.

We may not be able to keep pace with developments in technology

We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-bank entities may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Risks Relating to the Company's Common Stock

The Company's ability to pay dividends is limited

The Company's stockholders are entitled to dividends on their shares of common stock if, when, and as declared by the Company's Board of Directors out of funds legally available for that purpose. The Company's current ability to pay dividends to stockholders is largely dependent upon the receipt of dividends from the Banks. Both federal and state laws impose restrictions on the ability of the Banks to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered "undercapitalized" or if the payment of the dividend would make the institution "undercapitalized". For a Maryland state-chartered bank, dividends may be paid out of undivided profits or, with the prior approval of the Maryland Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. National banking associations are generally limited, subject to certain exceptions, to paying dividends out of undivided profits. For a Delaware state-chartered bank, dividends may be paid out of net profits, but only if its surplus fund is equal to or greater than 50% of its required capital stock. If a Delaware bank's surplus is less than 100% of capital stock when it declares a dividend, then it must carry 25% of its net profits of the preceding period for which the dividend is paid to its surplus fund until the surplus amounts to 100% of its capital stock. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice. Because of these limitations, there can be no guarantee that the Company's Board will declare dividends in any fiscal quarter.

The shares of the Company's common stock are not insured

Investments in the shares of the common stock of the Company are not deposits and are not insured against loss by the government.

The shares of the Company's common stock are not heavily traded

The shares of common stock of the Company are listed on the Nasdaq Capital Market and are not heavily traded. Stock that is not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of the shares our common stock. Management cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, the Company's stockholders may not be able to sell their shares at the volumes, prices, or times that they desire.

The Company's Articles of Incorporation and Bylaws and Maryland law may discourage a corporate takeover

The Company's Amended and Restated Articles of Incorporation (the "Charter") and Amended and Restated Bylaws contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These Charter and Bylaws provide for the classification of the Board into three classes; directors of each class generally serve for staggered three-year periods. No director may be removed except for cause and then only by a vote of at least two-thirds of the total eligible stockholder votes. The Charter gives the Board certain powers in respect of the Company's securities. First, the Board has the authority to classify and reclassify unissued shares of stock of any class or series of stock by setting, fixing, eliminating, or altering in any one or more respects the preferences, rights, voting powers, restrictions and qualifications of, dividends on, and redemption, conversion, exchange, and other rights of, such securities. Second, a majority of the Board, without action by the stockholders, may amend the Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class that the Company has authority to issue. The Board could use these powers, along with its authority to authorize the issuance of securities of any class or series, to issue securities having terms favorable to management to persons affiliated with or otherwise friendly to management. In addition to the foregoing, Maryland law contains anti-takeover provisions governing acquisitions of the Company's securities by and business combinations with certain "interested" stockholders.

Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by the board of directors, but pursuant to which stockholders might receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of the Board of Directors and of management more difficult and, therefore, may serve to perpetuate current management. As a result of the foregoing, such provisions could potentially adversely affect the market price of the shares of common stock of the Company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties.

Our offices are listed in the tables below. The Company's main office is the same as Talbot Bank's main office. The Company owns real property at 28969 Information Lane in Easton, Maryland, which houses the Operations, Information Technology and Finance departments of the Company and its subsidiaries, and certain operations of The Avon-Dixon Agency, LLC. A portion of the facility is leased to an unaffiliated third party.

The Talbot Bank of Easton, Maryland

Branches

Main Office 18 East Dover Street Easton, Maryland 21601	Tred Avon Square Branch 212 Marlboro Road Easton, Maryland 21601	St. Michaels Branch 1013 South Talbot Street St. Michaels, Maryland 21663
Elliott Road Branch 8275 Elliott Road Easton, Maryland 21601	Cambridge Branch 2745 Dorchester Square Cambridge, Maryland 21613	Sunburst Branch 424 Dorchester Avenue Cambridge, Maryland 21613

ATMs

Memorial Hospital at Easton 219 South Washington Street Easton, Maryland 21601	Sailwinds Amoco 511 Maryland Avenue Cambridge, Maryland 21613	Talbottown 218 North Washington Street Easton, Maryland 21601

The Centreville National Bank of Maryland

Branches

Main Office 109 North Commerce Street Centreville, Maryland 21617	Route 213 South Office 2609 Centreville Road Centreville, Maryland 21617	Stevensville Office 408 Thompson Creek Road Stevensville, Maryland 21666
Chestertown Office 305 East High Street Chestertown, Maryland 21620	Hillsboro Office 21913 Shore Highway Hillsboro, Maryland 21641	Denton Office 850 South 5th Street Denton, Maryland 21629
Chester Office 300 Castle Marina Road Chester, Maryland 21619	Grasonville Office 202 Pullman Crossing Grasonville, Maryland 21638	Washington Square Office 899 Washington Avenue Chestertown, Maryland 21620

ATM

Queenstown Harbor Golf Links
Queenstown, Maryland 21658

The Felton Bank

Main Office 120 West Main Street Felton, Delaware 19943	Milford Office 698 A North Dupont Highway Milford, Delaware 19963

The Avon-Dixon Agency, LLC

Easton Office 28969 Information Lane Easton, Maryland 21601	Grasonville Office 202 Pullman Crossing Grasonville, Maryland 21638	Centreville Office 105 Lawyers Row Centreville, Maryland 21617
Elliott-Wilson Insurance, LLC 106 North Harrison Street Easton, Maryland 21601	***Mubell Finance, LLC*** 106 North Harrison Street Easton, Maryland 21601	***Wye Financial Services, LLC*** 17 East Dover Street, Suite 101 Easton, Maryland 21601

Talbot Bank owns the real property on which all of its offices are located, except that it operates under leases at its Saint Michaels Branch and its Cambridge Branch. Centreville National Bank owns the real property on which all of its offices are located. Felton Bank leases the real property on which its main office is located and owns its Milford branch location subject to a land lease.

The Insurance Subsidiaries do not own any real property, but operate under leases. Wye Financial occupies space in Talbot Bank's main office. For information about rent expense for all leased premises, see Note 6 to Consolidated Financial Statements appearing in Item 8 of Part II of this report.

Item 3. Legal Proceedings

We are at times, in the ordinary course of business, subject to legal actions. Management, upon the advice of counsel, believes that losses, if any, resulting from current legal actions will not have a material adverse effect on our financial condition or results of operation.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET PRICE, HOLDERS AND CASH DIVIDENDS

The shares of the common stock of the Company are listed on the Nasdaq Capital Market under the symbol "SHBI". As of March 1, 2007, the Company had approximately 1,681 holders of record. The high and low sales prices for the shares of common stock of the Company, as reported on the Nasdaq Capital Market, and the cash dividends declared on those shares for each quarterly period of 2006 and 2005 are set forth in the table below.

	2006			2005		
	Price Range		Dividends	Price Range		Dividends
	High	Low	Paid	High	Low	Paid
First Quarter	**$23.67**	**$20.67**	**$.14**	$23.87	$20.73	$.13
Second Quarter	**29.96**	**23.36**	**.15**	21.20	17.52	.13
Third Quarter	**29.20**	**25.51**	**.15**	22.00	19.00	.14
Fourth Quarter	**31.00**	**27.70**	**.15**	22.05	20.35	.14
			$.59			$.54

On March 1, 2007, the closing sales price for the shares of common stock was $25.75 per share.

Stockholders received cash dividends totaling $4,908,212 in 2006 and $4,428,335 in 2005. The ratio of dividends per share to net income per share was 36.65% in 2006 compared to 34.33% in 2005. Cash dividends are typically declared on a quarterly basis and are at the discretion of the Board of Directors, based upon such factors as operating results, financial condition, capital adequacy, regulatory requirements, and stockholder return. The Company's ability to pay dividends is limited by federal and Maryland law and is generally dependent on the ability of the Company's subsidiaries, particularly the Banks, to declare dividends to the Company. For more information regarding these limitations, see Item 1A of Part I of this report under the heading "The Company's ability to pay dividends is limited".

The transfer agent for the Company's common stock is:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Investor Relations: 1-800-368-5948
E-mail for investor inquiries: info@rtco.com.

The performance graph below compares the cumulative total shareholder return on the common stock of the Company with the cumulative total return on the equity securities included in the NASDAQ Composite Index (reflecting overall stock market performance), the NASDAQ Bank Index (reflecting changes in banking industry stocks), and the SNL Small Cap Bank Index (reflecting changes in stocks of banking institutions of a size similar to the Company) assuming in each case an initial $100 investment on December 31, 2001 and reinvestment of dividends as of the end of the Company's fiscal years. Returns are shown on a total return basis. The performance graph represents past performance and should not be considered to be an indication of future performance.

Cumulative Total Returns
On $100 Investment Made on December 31, 2001



Shore Bancshares, Inc.
NASDAQ Composite
NASDAQ Bank
SNL Small Cap Bank Index
Index Value
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Shore Bancshares, Inc.*	100.00	134.07	222.01	216.49	193.96	282.89
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
NASDAQ Bank	100.00	106.95	142.29	161.73	158.61	180.53
SNL Small Cap Bank Index	100.00	115.02	161.19	197.52	194.54	222.05

* Restated for a 3 for 2 stock split in the form of a stock dividend in 2006.

ISSUER REPURCHASES

On February 2, 2006, the Company's Board of Directors authorized the Company to repurchase up to 165,000 shares of its common stock over a period not to exceed 60 months. Shares may be repurchased in the open market or in privately negotiated transactions at such times and in such amounts per transaction as the President of the Company determines to be appropriate, subject to Board oversight. The Company intends to use the repurchased shares to fund the Company's employee benefit plans and for other general corporate purposes. The Company did not repurchase any shares of its common stock during the fourth quarter of 2006.

EQUITY COMPENSATION PLAN INFORMATION

The Company has four equity compensation plans under which it may issue shares of the common stock of the Company to employees, officers, and/or directors of the Company and its subsidiaries: (i) the Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan (the "2006 Stock and Incentive Compensation Plan"); (ii) the Shore Bancshares, Inc. 1998 Stock Option Plan (the

"1998 Stock Option Plan"); (iii) the Shore Bancshares, Inc. 1998 Employee Stock Purchase Plan (the "1998 Stock Purchase Plan"); and (iv) the Talbot Bancshares, Inc. Employee Stock Option Plan (the "Talbot Plan").

The 2006 Stock and Incentive Compensation Plan, the 1998 Stock Option Plan and the 1998 Employee Stock Purchase Plan were approved by the Company's Board of Directors and its stockholders. In connection with the Company's merger with Talbot Bancshares, the Company assumed options previously granted under, and subject to all terms of, the Talbot Plan. The Company subsequently registered the Talbot Plan with the SEC, and this plan authorizes the grant of options to purchase up to 171,000 shares of the Company's common stock (subject to adjustment for capital adjustments, stock dividends, and similar changes in the common stock). The Talbot Plan was previously approved by both the Board of Directors and the stockholders of Talbot Bancshares, but it was not specifically approved by the stockholders of the combined companies. Thus, only non-qualified stock options may be granted under the Talbot Plan.

The Talbot Plan is administered by the Compensation Committee of the Company's Board of Directors and will expire on April 9, 2007 unless sooner terminated. Generally, key management employees of the Company and its subsidiaries are eligible to receive option grants. An option granted under the plan vests according to the terms of the related stock option agreements and can generally be exercised for 10 years after grant, unless the Board provides otherwise. The option exercise price will generally be the fair market value of the shares on the date the option is granted. Upon exercise of options granted under the plan, the plan obligates the Company to pay the optionee a tax benefit payment in an amount of U.S. dollars equal to the number of shares as to which the option is being exercised, multiplied by (i) the "tax rate" and (ii) the difference between the per share fair market value at the time of exercise and the per share option price. The tax rate shall be a percentage designated by the Company to result in compensating the optionee for the federal, state and local income tax liability incurred by the optionee by virtue of his exercise of the option and the payment to him of the tax benefit payment. Options are not transferable other than by will or the laws of descent and distribution. All unexercised options will lapse upon termination of employment other than because of death, disability or approved retirement. If employment is terminated because of disability or approved retirement, the options will lapse one year or three months after termination, respectively. Upon a "change in control" as defined in the plan, all unexercised options will immediately vest and become exercisable. No options have been granted under the Talbot Plan since the merger with Talbot.

The following table contains information about these equity compensation plans as of December 31, 2006 and reflects the 3 for 2 stock split in the form of a stock dividend that was declared in May 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	37,515	$15.82	703,252
Equity compensation plans not approved by security holders (2)	0	0	5,236
Total	37,515	$15.82	708,488

(1) Includes information for the 2006 Stock and Incentive Compensation Plan, the 1998 Stock Option Plan and the 1998 Employee Stock Purchase Plan.
(2) This item covers options under the Talbot Plan other than those assumed by the Company in the 2000 merger of Talbot Bancshares into the Company.

Item 6. Selected Financial Data.

The following table sets forth certain selected financial data for the five years ended December 31, 2006 and is qualified in its entirety by the detailed statistical and other information contained in this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in Item 7 of Part II of this report and the financial statements and notes thereto appearing in Item 8 of Part II of this report.

	Years Ended December 31,				
(Dollars in thousands, except per shares data)	**2006**	2005	2004	2003	2002
RESULTS OF OPERATIONS:					
Interest income	**$57,971**	$47,384	$38,291	$34,339	$36,306
Interest expense	**19,075**	11,899	9,010	9,743	12,438
Net interest income	**38,896**	35,485	29,281	24,596	23,868
Provision for credit losses	**1,493**	810	931	335	356
Net interest income after provision for credit losses	**37,403**	34,675	28,350	24,261	23,512
Noninterest income	**12,839**	11,498	10,224	9,845	5,968
Noninterest expenses	**28,534**	25,431	22,535	19,344	15,960
Income before taxes	**21,708**	20,742	16,039	14,762	13,520
Income taxes	**8,154**	7,854	5,841	5,266	4,730
NET INCOME	**$13,554**	$12,888	$ 10,198	$ 9,496	$ 8,790
PER SHARE DATA: (1)					
Net income – basic	**$1.62**	$1.55	$1.24	$1.18	$1.09
Net income - diluted	**1.61**	1.55	1.23	1.16	1.08
Dividends paid	**.59**	.54	.48	.44	.40
Book value (at year end)	**13.28**	12.17	11.24	10.31	9.68
Tangible book value (at year end) (2)	**11.67**	10.51	9.53	9.37	8.72
FINANCIAL CONDITION (at year end):					
Assets	**$945,649**	$851,638	$790,598	$705,379	$654,066
Deposits	**774,182**	704,958	658,672	592,409	545,192
Total loans, net of unearned income and allowance for credit losses	**693,419**	622,227	590,766	470,895	435,422
Stockholders' equity	**111,327**	101,448	92,976	83,527	78,028
PERFORMANCE RATIOS (for the year):					
Return on average assets	**1.52%**	1.51%	1.32%	1.40%	1.42%
Return on average stockholders' equity	**12.66%**	13.20%	11.17%	11.70%	11.79%
Net interest margin	**4.70%**	4.69%	4.10%	3.91%	4.12%
Efficiency ratio(3)	**55.15%**	54.13%	57.04%	56.17%	53.49%
Dividend payout ratio	**36.65%**	34.33%	38.71%	37.29%	36.59%
Average stockholders' equity to average total assets	**11.98%**	11.86%	11.79%	11.96%	12.00%

(1) Per share data is adjusted to give retroactive effect of a 3 for 2 stock split in the form of a stock dividend that was payable to stockholders of record as of May 12, 2006.
(2) Total stockholders' equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year-end.
(3) Noninterest expenses as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion compares our financial condition at December 31, 2006 to our financial condition at December 31, 2005 and the results of operations for the years ended December 31, 2006, 2005, and 2004. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing in Item 8 of Part II of this report.

PERFORMANCE OVERVIEW

We recorded a 5.2% increase in net income for 2006 over 2005. Net income for the year ended December 31, 2006 was $13,554,000, compared to $12,888,000 and $10,198,000 for the years ended December 31, 2005 and 2004, respectively. Basic net income per share for 2006 was $1.62, an increase of 4.5% over 2005. Basic net income per share was $1.55 and $1.24 for 2005 and 2004, respectively. Diluted net income per share for 2006 was $1.61, an increase of 4% over 2005. Diluted net income per share was $1.55 and $1.23 for 2005 and 2004, respectively.

Return on average assets was 1.52% for 2006, compared to 1.51% for 2005 and 1.32% for 2004. Return on stockholders' equity for 2006 was 12.66%, compared to 13.20% for 2005 and 11.17% for 2004. Comparing the year ended December 31, 2006 to the year ended December 31, 2005, average assets increased 8.5% to $893,417,000, average loans increased 9.4% to $664,244,000, average deposits increased 6.3% to $731,529,000, and average stockholders' equity increased 9.6% to $107,046,000.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has determined that the accounting policy with respect to the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and, as such, could be most subject to revision as new information becomes available. Accordingly, the allowance for credit losses is considered to be a critical accounting policy, as discussed below.

The allowance for credit losses represents management's estimate of credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial Statements describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Credit Risk Management section of this discussion.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Note 1 to the Consolidated Financial Statements discusses new accounting policies that we adopted during 2006 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects our financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this discussion and Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income remains the most significant component of our earnings. It is the excess of interest and fees earned on loans, federal funds sold, and investment securities over interest paid on deposits and borrowings. Tax equivalent net interest income for 2006 was $39,234,000, representing a 9.6% increase over 2005. Tax equivalent net interest income for 2005 was $35,812,000, a 20.9% increase over 2004. An increase in the volume and overall yield on earning assets were the reasons for the growth in 2006 and 2005. The tax equivalent yield on earning assets was 6.98% for 2006, compared to 6.25% and 5.35% for 2005 and 2004, respectively. The average balance of earning assets increased to $835,519,000 during 2006, compared to $763,187,000 and $722,490,000 for 2005 and 2004, respectively.

The FRB raised short-term interest rates by 100 basis points during the first half of 2006 to 5.25%. During 2005, the FRB raised short-term interest rates 200 basis points from 2.25% to 4.25%. These increases had a direct impact on our yield on interest bearing deposits and federal funds sold. The New York Prime rate, the primary index used for variable rate loans, also increased by 100 and 200 basis points during the years ended December 31, 2006 and 2005, respectively. These increases had a direct impact on our overall loan yield. Although the FRB increased short-term rates in 2004, they were not large enough to have a significant impact on overall yields for the year.

The rate paid for interest bearing liabilities was 2.86% for the year ended December 31, 2006, representing an increase of 92 basis points over the 1.94% for the year ended December 31, 2005. In 2005, the overall rate paid for interest bearing liabilities increased 39 basis points when compared to the rate paid for the year ended December 31, 2004.

The following table sets forth the major components of net interest income, on a tax equivalent basis, for the years ended December 31, 2006, 2005 and 2004.

(Dollars in thousands)	2006			2005			2004		
	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
Earning Assets:									
Investment securities:									
Taxable	**$110,354**	**$ 4,486**	**4.07%**	$106,523	$ 3,796	3.56%	$126,835	$ 4,359	3.44%
Non-taxable	**13,593**	**791**	**5.82**	15,074	879	5.83	15,593	909	5.83
Loans (2)(3)	**664,244**	**50,633**	**7.62**	607,017	41,866	6.90	555,259	33,065	5.95
Interest bearing deposits	**18,665**	**939**	**5.03**	3,002	111	3.69	4,737	46	.98
Federal funds sold	**28,663**	**1,459**	**5.09**	31,571	1,058	3.35	20,066	255	1.27
Total earning assets	**835,519**	**58,308**	**6.98%**	763,187	47,710	6.25%	722,490	38,634	5.35%
Cash and due from banks	**20,589**			25,231			23,190		
Other assets	**42,962**			39,821			33,685		
Allowance for credit losses	**(5,653)**			(4,919)			(4,485)		
Total assets	**$893,417**			$823,320			$774,880		
Interest bearing liabilities:									
Demand	**$104,371**	**703**	**.67%**	$110,977552		.50%	$110,614	409	.37%
Savings	**189,699**	**2,724**	**1.44**	200,980	1,760	.88	195,842	1,394	.71
Certificates of deposit									
$100,000 or more	**135,568**	**5,988**	**4.42**	96,077	3,444	3.59	86,450	2,346	2.71
Other time	**191,234**	**7,713**	**4.03**	172,724	5,346	3.10	159,612	4,393	2.75
Interest bearing deposits	**620,872**	**17,128**	**2.76**	580,758	11,102	1.91	552,518	8,542	1.55
Short-term borrowings	**29,302**	**1,002**	**3.42**	28,794	692	2.40	25,590	215	0.84
Long term debt	**17,831**	**944**	**5.29**	2,207	104	4.71	5,000	253	5.05
Total interest bearing liabilities	**668,005**	**19,074**	**2.86%**	611,759	11,898	1.94%	583,108	9,010	1.55%
Noninterest bearing deposits	**110,657**			107,306			95,627		
Other liabilities	**7,709**			6,598			4,819		
Stockholders' equity	**107,046**			97,657			91,326		
Total liabilities and stockholders' equity	**$893,417**			$823,320			$774,880		
Net interest spread		**$39,234**	**4.12%**		$35,812	4.31%		$29,624	3.80%
Net interest margin			**4.70%**			4.69%			4.10%

(1) All amounts are reported on a tax equivalent basis computed using the statutory federal income tax rate of 35% exclusive of the alternative minimum tax rate and nondeductible interest expense. The taxable equivalent adjustment amounts utilized in the above table to compute yields aggregated $337 in 2006, $326 in 2005, and $343 in 2004.
(2) Average loan balances include nonaccrual loans.
(3) Interest income on loans includes amortized loan fees, net of costs, for each category and yields are stated to include all.

Our tax equivalent yield on loans increased to 7.62% for 2006, compared to 6.90% for 2005. On a tax equivalent basis, interest income totaled $58,308,000 for 2006, compared to $47,710,000 for 2005. An increase in both the volume and yield on loans was the primary reason for the increases in both 2006 and 2005. Yields on investment securities, interest bearing deposits and federal funds sold all increased during 2006 and 2005 when compared to the previous year. In 2006, increased volumes and yields on earning assets generated $10,598,000 in additional interest income. Of that amount, $8,767,000 was attributable to loans. The increased yield on loans in 2006 generated an additional $4,624,000 in interest income, while $4,143,000 was attributable to increased loan volume in 2006.

Interest expense for 2006 increased $7,176,000 when compared to 2005, compared to an increase of $2,888,000 in 2005 over 2004. Higher rates paid for interest bearing liabilities, primarily deposits, resulted in a $4,289,000 increase in interest expense for 2006 when compared to 2005. In 2005, higher rates paid for interest bearing liabilities resulted in a $2,178,000 increase in interest expense when compared to 2004. The increased volume of deposits and other interest bearing liabilities in 2006 resulted in additional interest expense of $2,887,000, compared to an increase in interest expense of $710,000 in 2005 resulting from increased volume of deposits and other interest bearing liabilities over 2004. The average rate paid for certificates of deposit of $100,000 or more increased 83 basis points to 4.42% for 2006 from 3.59% for 2005. The rate paid for all other time deposits also increased to 4.03% for 2006, compared to 3.10% for 2005. The rate paid for short-term borrowings, which consist primarily of securities sold under agreements to repurchase, was 3.42% for 2006, compared to 2.40% and .84% in 2005 and 2004, respectively.

Growth in the average balance of earning assets was $72,332,000 or 9.5% for the year ended December 31, 2006. Average loans increased $57,227,000 or 9.4%, totaling $664,244,000 for the year ended December 31, 2006, compared to an increase of

$51,758,000 or 9.3% for 2005. For the year ended December 31, 2006, the average balance of investment securities increased $2,350,000 and federal funds sold and interest bearing deposits in other banks increased $12,755,000 when compared to 2005. In 2005, the average balance of earning assets increased $40,697,000 or 5.6% when compared to 2004, driven primarily by growth in loans. As a percentage of total average earning assets, loans and investment securities totaled 79.5% and 14.8%, respectively, for 2006, compared to 79.5% and 15.9%, respectively, for 2005.

The following Rate/Volume Variance Analysis identifies the portion of the changes in tax equivalent net interest income attributable to changes in volume of average balances or to changes in the yield on earning assets and rates paid on interest bearing liabilities.

	2006 over (under) 2005			2005 over (under) 2004		
	Total	**Caused By**		Total	Caused By	
(Dollars in thousands)	**Variance**	**Rate**	**Volume**	Variance	Rate	Volume
Interest income from earning assets:						
Interest Bearing Deposits	**$ 828**	**$ 54**	**$ 774**	$ 65	$ 87	$ (22)
Federal funds sold	**401**	**506**	**(105)**	803	595	208
Taxable investment securities	**690**	**546**	**144**	(563)	157	(720)
Non-taxable investment securities	**(88)**	**(2)**	**(86)**	(30)	-	(30)
Loans	**8,767**	**4,624**	**4,143**	8,801	5,376	3,425
Total interest income	**10,598**	**5,728**	**4,870**	9,076	6,215	2,861
Interest expense on deposits and borrowed funds:						
Interest bearing demand	**151**	**185**	**(34)**	143	141	2
Savings deposits	**964**	**1,060**	**(96)**	366	332	34
Time deposits	**4,910**	**2,666**	**2,244**	2,051	1,390	661
Short-term borrowings	**311**	**363**	**(52)**	477	332	145
Long term debt	**840**	**15**	**825**	(149)	(17)	(132)
Total interest expense	**7,176**	**4,289**	**2,887**	2,888	2,178	710
Net interest income	**$3,422**	**$1,439**	**$1,983**	$6,188	$4,037	$2,151

The rate and volume variance for each category has been allocated on a consistent basis between rate and volume variances, based on a percentage of rate, or volume, variance to the sum of the absolute two variances.

Our net interest margin (*i.e.*, tax equivalent net interest income divided by average earning assets) represents the net yield on earning assets. The net interest margin is managed through loan and deposit pricing and assets/liability strategies. Our net interest margin was 4.70% for 2006 compared to 4.69% for 2005 and 4.10% for 2004. The increased cost of interest bearing liabilities in 2006 held the net interest margin at approximately the same level as the prior year. Our net interest spread, which is the difference between the average yield on earning assets and the rate paid for interest bearing liabilities, decreased from 4.31% for 2005 to 4.12% for 2006.

Noninterest Income

Noninterest income increased $1,341,000 or 11.7% in 2006, compared to an increase of $1,274,000 or 12.5% in 2005. Service charges on deposit accounts increased 9% or $259,000 in 2006, compared to an increase of 16.5% or $408,000 in 2005. These increases resulted primarily from new and enhanced overdraft products offered to customers, which generated additional income of $293,000 and $400,000 in 2006 and 2005, respectively. Other service charges and fees increased $325,000 in 2006 following an increase of $23,000 in 2005. The 2006 increase was the result of an increase in interchange income relating to bank debit and ATM cards ($105,000), and fee income generated by the trust division ($196,000). The Insurance Subsidiaries generated income of $6,744,000 in 2006, compared to $6,384,000 and $6,383,000 in 2005 and 2004, respectively. We recognized $3,000 in gains on sales of securities in 2006, compared to $4,000 in 2005 and $41,000 in 2004. We recognized losses on securities relating to other-than temporary impairment of $658,000 in 2004, which related to certain Freddie Mac preferred stocks and a U.S. Government bond fund that we owned. We did not recognize any losses in 2006 or 2005 that were other than temporary. Other noninterest income increased $421,000 or 42.6% in 2006, following an increase of $198,000 or 25% in 2005. The 2006 and 2005 the increases were both attributable in part to increased income generated from the sale of loans on the secondary market, which totaled $691,000, $494,000, and $310,000, for 2006, 2005 and 2004, respectively. We also recorded gains on life insurance policies of $174,000 in 2006 related to a deferred compensation plan.

The following table summarizes our noninterest income for the years ended December 31:

(Dollars in thousands)	Years Ended 2006	2005	2004	Change from Prior Year 2006/05 Amount	2006/05 Percent	2005/04 Amount	2005/04 Percent
Service charges on deposit accounts	**$3,137**	$2,878	$2,470	**$259**	**9.0%**	$408	16.5%
Other service charges and fees	**1,518**	1,193	1,170	**325**	**27.2**	23	2.0
Gain on sale of securities	**3**	4	41	**(1)**	**(25.0)**	(37)	(90.2)
Other than temporary impairment of securities	**-**	-	(657)	**-**	**-**	657	(100.0)
Earnings from unconsolidated subsidiaries	**27**	50	26	**(23)**	**(46.0)**	24	92.3
Insurance agency commissions	**6,744**	6,384	6,383	**360**	**5.6**	1	-
Other noninterest income	**1,410**	989	791	**421**	**42.6**	198	25.0
Total	**$12,839**	$11,498	$10,224	**$1,341**	**11.7%**	$1,274	12.5%

Noninterest Expense

Total noninterest expense increased $3,103,000 or 12.2% in 2006, compared to an increase of $2,897,000 or 12.9% in 2005. The majority of the noninterest expense increases in 2006 and 2005 were related to salaries and employee benefits expense. In 2006, we added one bank branch in Kent County, Maryland and hired a new CEO for the Talbot Bank, a position that was previously held by the Company's President and CEO. This increase in the number of full-time equivalent employees of the Company, as well as annual increases in salaries and rising benefit costs caused the increase in 2006 cost when compared to 2005. The 2005 increase in salaries and employee benefits resulted from the addition of two bank branches, one of which opened in late 2004 and one of which opened in 2005, as well as the full year impact of the Felton Bank, which was acquired in the second quarter of 2004. A portion of the increase relates to incentive compensation paid during the year. Increases in occupancy and equipment expense, data processing and other operating expenses in 2006 and 2005 were attributable to our overall growth. In 2006, the Company experienced a significant increase in professional fees associated with new services and execution of strategic initiatives as well as increases in other operating costs associated with marketing, travel and training associated with growth of the Company. A significant portion of the overall increase in 2005 over 2004 was attributable to a full year operation of the Felton Bank. A significant portion of the salaries expense attributable to the Insurance Subsidiaries is based on commissions, which fluctuate with premium revenues. Amortization of other intangible assets relate to Felton Bank and the operation of the Insurance Subsidiaries. See Note 8 to Consolidated Financial Statements for further information regarding the impact of goodwill and other intangible assets on the financial statements. We had 292 full-time equivalent employees at December 31, 2006, compared to 276 and 268 at December 31, 2005 and 2004, respectively.

The following table summarizes our noninterest expense for the years ended December 31:

(Dollars in thousands)	Years Ended 2006	2005	2004	Change from Prior Year 2006/05 Amount	2006/05 Percent	2005/04 Amount	2005/04 Percent
Salaries and employee benefits	**$17,692**	$15,755	$13,760	**$1,937**	**12.3%**	$1,995	14.5%
Occupancy and equipment	**2,949**	2,652	2,427	**297**	**11.2**	225	9.3
Data processing	**1,559**	1,414	1,310	**145**	**10.3**	104	8.0
Directors' fees	**536**	590	553	**(54)**	**(9.2)**	37	6.6
Amortization of other intangible assets	**337**	337	306	**-**	**-**	31	10.1
Other operating expenses	**5,461**	4,683	4,178	**778**	**16.6**	505	12.1
Total	**$28,534**	$25,431	$22,534	**$3,103**	**12.2%**	$2,897	12.9%

Income Taxes

Income tax expense was $8,154,000 for 2006, compared to $7,854,000 for 2005 and $5,841,000 for 2004. The effective tax rates on earnings were 37.6%, 37.9% and 36.4%, respectively.

REVIEW OF FINANCIAL CONDITION

Asset and liability composition, asset quality, capital resources, liquidity, market risk and interest sensitivity are all factors that affect our financial condition.

Assets

Total assets increased 11% to $945,649,000 at December 31, 2006, compared to an increase of 7.7% for 2005. Average total assets for the year ended December 31, 2006 were $893,417,000, an increase of 8.5% over 2005. Average total assets increased 6.3% in 2005, totaling $823,320,000 for the year. The loan portfolio is the primary source of our income, and it represented 79.5% of average earning assets at December 31, 2006 and 2005.

Funding for loans is provided primarily by core deposits. Additional funding is obtained through short-term and long-term borrowings. Total deposits increased 9.8% during 2006 to $774,182,000 at December 31, 2006, compared to a 7.0% increase for 2005.

The following table sets forth the average balance of the components of average earning assets as a percentage of total average earning assets as of December 31.

	2006	2005	2004	2003	2002
Investment securities	**14.84%**	15.93%	19.71%	20.81%	21.47%
Loans	**79.50**	79.54	76.85	71.68	72.18
Interest bearing deposits with other banks	**2.23**	0.39	0.66	3.07	1.68
Federal funds sold	**3.43**	4.14	2.78	4.44	4.67
	100.00%	100.00%	100.00%	100.00%	100.00%

Interest Bearing Deposits With Other Banks and Federal Funds Sold

We invest excess cash balances in interest bearing accounts and federal funds sold offered by its correspondent banks. These liquid investments are maintained at a level necessary to meet our immediate liquidity needs. The average balance of interest bearing deposits with other banks and federal funds sold increased $12,755,000 to $47,328,000 for the year ended December 31, 2006, compared to an increase of $9,770,000 in 2005.

Investment Securities

The investment portfolio is structured to provide us with liquidity and also plays an important role in the overall management of interest rate risk. Investment securities in the held to maturity category are stated at cost adjusted for amortization of premiums and accretion of discounts. We have the intent and current ability to hold such securities until maturity. Investment securities available for sale are stated at estimated fair value based on quoted market prices. They represent securities which may be sold as part of the our asset/liability strategy or which may be sold in response to changing interest rates. Net unrealized holding gains and losses on these securities are reported net of related income taxes as accumulated other comprehensive income, a separate component of stockholders' equity. During 2004, we recognized losses on securities in the amount of $658,000 due to declines that were determined to be other than temporary. There were no impairment losses recognized during 2005 or 2006. At December 31, 2006, we had classified 89% of the portfolio as available for sale and 11% as held to maturity, compared to 88% and 12%, respectively, at December 31, 2005. The percentage of securities designated as available for sale reflects the amount needed to support the anticipated growth and liquidity needs of the Company. With the exception of municipal securities, our general practice is to classify all newly purchased securities as available for sale.

Investment securities available for sale increased $10,115,000 or 9.5% in 2006, totaling $116,275,000 at December 31, 2006, compared to $106,160,000 at December 31, 2005. In 2005, investment securities available for sale increased $2,726,000 or 2.6%.

Investment securities held to maturity, consisting primarily of tax-exempt municipal bonds, totaled $13,971,000 at December 31, 2006, compared to $14,911,000 at December 31, 2005. We do not typically invest in structured notes or other derivative securities.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2006.

(Dollars in thousand)	1 Year or Less Carrying Amount	Average Yield	1-5 Years Carrying Amount	Average Yield	5-10 Years Carrying Amount	Average Yield	Over 10 Years Carrying Amount	Average Yield
Held to Maturity:								
Obligations of states and political subdivisions (1)	$ 2,780	6.00%	$4,569	5.38%	$6,620	5.60%	$ -	-%
Mortgage backed securities	2	7.74	-	-	-	-	-	-
Total Held to Maturity	$ 2,782	6.00%	$4,569	5.38%	$6,620	5.60%	$ -	-%
Available for Sale:								
U.S. government agencies	$28,421	3.60%	$64,554	4.50%	$1,973	4.45%	$ -	-%
Mortgage backed securities	211	2.49	7,586	4.60	2,152	5.32	7,671	4.70
Equity securities	-	-	-	-	-	-	3,707	4.84
Total Available for Sale	$28,632	3.60%	$72,140	4.51%	$4,125	4.90%	$11,378	4.75%

(1) Yields adjusted to reflect a tax equivalent basis assuming a federal tax rate of 35%.

Loans

During 2006, we continued to experience strong growth trends in real estate lending. The markets in which we operate have experienced a significant amount of construction and land development activity over the last several years, which has been a significant factor behind our overall loan growth. Loans increased 11.5% in 2006, compared to 5.4% in 2005. Real estate construction loans increased $24,563,000 or 18.3% in 2006, compared to an increase of $37,359,000 or 38.5% in 2005. Other real estate secured mortgage loans increased $39,839,000 or 9.9% in 2006, compared to a decline of $5,424,000 or 1.3% in 2005. Increases in short-term interest rates in 2005 contributed to the decline of the real estate mortgage portfolio. In addition, many residential real estate customers obtained longer term fixed rate financing from the secondary market in 2005. Commercial, financial and agricultural loans increased $4,659,000 or 6.2% in 2006, compared to a $1,770,000 or 2.4% increase in 2005. Consumer loans, a small percentage of the overall loan portfolio, increased $3,195,000 in 2006 following a decline of $1,700,000 in 2005. Loans, net of unearned income, totaled $699,719,000 at December 31, 2006, an increase of $72,256,000 over 2005. Loans increased $32,005,000 in 2005 when compared to 2004. We have brokered long-term fixed rate residential mortgage loans for sale on the secondary market since 2002. At December 31, 2006 and 2005 we had no loans held for sale.

The table below sets forth trends in the composition of the loan portfolio over the past five years (including net deferred loan fees/costs).

(Dollars in thousands)	December 31, 2006	2005	2004	2003	2002
Commercial, financial and agricultural	**$ 80,186**	$ 75,527	$73,757	$ 64,419	$ 61,962
Real estate - construction	**158,943**	134,380	97,021	36,640	25,354
Real estate – mortgage	**440,468**	400,629	406,053	356,881	335,037
Consumer	**20,122**	16,927	18,627	17,015	17,186
Total Loans	**$699,719**	$627,463	$595,458	$474,955	$439,539

The table below sets forth the maturities and interest rate sensitivity of the loan portfolio at December 31, 2006.

	Maturing Within One Year	Maturing After one But Within Five Years	Maturing After Five Years	Total
Commercial, financial and agricultural	$ 46,493	$ 28,792	$ 4,901	$ 80,186
Real estate - construction	93,468	60,953	4,522	158,943
Real estate – mortgage	114,827	221,150	104,491	440,468
Consumer	8,999	9,201	1,922	20,122
Total	$263,787	$320,096	$115,836	$699,719
Rate Terms:				
Fixed-Interest Rate Loans	$ 150,803	$221,285	$ 41,972	$414,060
Adjustable-Interest Rate Loans	112,984	98,811	73,864	285,659
Total	$263,787	$320,096	$115,836	$699,719

Deposits

We use core deposits primarily to fund loans and to purchase investment securities. Deposits provided funding for approximately 88% and 90% of average earning assets at December 31, 2006 and 2005, respectively. Average deposits increased $43,465,000 or 6.3% in 2006, compared to a 6.2% increase in 2005. We experienced the majority of our deposit growth in certificates of deposit during 2006 and 2005. Certificates of deposit less than $100,000 increased $18,510,000 in 2006, compared to an increase of $13,112,000 in 2005. Certificates of deposit $100,000 or more increased $39,491,000 in 2006, compared to an increase of $9,627,000 in 2005. The average balance of certificates of deposit less than $100,000 and other time deposits increased $18,510,000 or 10.7% during 2006. The average balance of noninterest bearing demand deposits increased $3,351,000 or 3.12% in 2006, compared to an increase of $11,679,000 or 12.2% in 2005. NOW and SuperNOW accounts declined $6,606,000 in 2006, compared to an increase of $363,000 in 2005. In 2006 the average balance of money management account and other savings accounts declined $7,326,000, compared to an increase of $13,112,000 or 8.2% in 2005. The competitive environment and high rates offered for certificates of deposit caused a shifting of balances from money market to certificates of deposit in 2006 and 2005.

We have not historically relied on brokered deposits or purchased deposits as funding sources for loans.

The following table sets forth the average balances of deposits and the percentage of each category to total deposits for the years ended December 31.

(Dollars in thousands)	Average Balances					
	2006		2005		2004	
Noninterest-bearing demand	**$110,657**	**15.13%**	$107,306	15.60%	$95,627	14.75%
Interest bearing deposits						
NOW and Super NOW	**104,371**	**14.27**	110,977	16.13	110,614	17.07
Savings	**47,573**	**6.50**	51,528	7.49	48,875	7.54
Money management	**142,126**	**19.43**	149,452	21.72	146,967	22.68
Certificates of Deposit and other time deposits less than $100,000	**191,234**	**26.14**	172,724	25.10	159,612	24.62
Certificates of Deposit $100,000 or more	**135,568**	**18.53**	96,077	13.96	86,450	13.34
	$731,529	**100.00%**	$688,064	100.00%	$648,145	100.00%

The following table sets forth the maturity ranges of certificates of deposit with balances of $100,000 or more as of December 31, 2006 (in thousands).

Three months or less	**$28,577**
Over three through twelve month	**82,477**
Over twelve months	**42,677**
	$153,731

Short-Term Borrowings

Short-term borrowings consist primarily of securities sold under agreement to repurchase. These short-term obligations are issued in conjunction with cash management services for deposit customers. We occasionally borrow from the Federal Home Loan Bank or from a correspondent bank under a federal funds line of credit arrangement to meet short-term liquidity needs.

The average balance of short-term borrowings increased $508,000 or 1.8% in 2006, compared to an increase of $3,204,000 or 12.5% in 2005.

The following table sets forth our position with respect to short-term borrowings.

(Dollars in thousands)	**2006**		2005		2004	
	Balance	Interest Rate	Balance	Interest Rate	Balance	Interest Rate
Federal funds purchased and securities sold under agreements to repurchase:						
Average outstanding for the year	**$29,302**	**3.42%**	$28,794	2.40%	$25,590	0.84%
Outstanding at year end	**28,524**	**3.97%**	35,848	3.05%	27,106	0.80%
Maximum outstanding at any month end	**42,273**	-	35,848	-	30,845	-

Long Term Debt

We use long term borrowings from the Federal Home Loan Bank to meet longer term liquidity needs, specifically to fund loan growth where deposit growth is not sufficient. At December 31, 2006 the Company's long term debt was $25,000,000, an increase of $21,000,000 when compared to December 31, 2005.

Capital Management

The Company and the Banks continue to maintain capital at levels in excess of the risk based capital guidelines adopted by the federal banking agencies. Total stockholders' equity for the Company was $111,327,000 at December 31, 2006, 9.7% higher than the previous year. Stockholders' equity at December 31, 2005 increased 9.1% over December 31, 2004. The increases in stockholders' equity in 2006 and 2005 were due primarily to increases in earnings for those years, reduced by dividends paid on shares of the common stock of the Company.

We record unrealized holding gains (losses), net of tax, on investment securities available for sale as accumulated other comprehensive income (loss), a separate component of stockholder's equity. As of December 31, 2006, the portion of our investment portfolio designated as "available for sale" had net unrealized holding losses, net of tax, of $724,000, compared to $1,263,000 at December 31, 2005.

The following table compares the Company's capital ratios as of December 31 to the regulatory requirements.

(Dollars in thousands)	2006	2005	Regulatory Requirements
Tier 1 capital	**$ 98,766**	$ 89,104	
Tier 2 capital	**6,636**	5,527	
Total capital, less deductions	**$ 105,402**	$ 94,631	
Risk-adjusted assets	**$750,471**	$683,422	
Risk-based capital ratios:			
Tier 1	**13.16 %**	13.04 %	4.0%
Total capital	**14.04 %**	13.85 %	8.0%
Total Capital	**$ 98,766**	$ 89,104	
Total adjusted assets	**$928,551**	$834,041	
Leverage capital ratio	**10.64%**	10.68%	3.0%

Management knows of no trends or demands, commitments, events or uncertainties that are likely to have a material adverse impact on capital. See Note 17 to the Consolidated Financial Statements for further information about the regulatory capital positions of the Company and the Banks.

Provision for Credit Losses and Risk Management

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the types of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. The Company's Board of Directors demands accountability of management, keeping the interests of stockholders' in focus. Through its Asset/Liability and Audit Committee, the Board actively reviews critical risk positions, including market, credit, liquidity and operational risk. The Company's goal in managing risk is to reduce earnings volatility, control exposure to unnecessary risk, and ensure appropriate returns for risk assumed. Senior members of management actively manage risk at the product level, supplemented with corporate level oversight through the Asset/Liability Committee and internal audit function. The risk management structure is designed to identify risk issues through a systematic process, enabling timely and appropriate action to avoid and mitigate risk.

Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, collateral protection and standard lending policies and underwriting criteria. The following discussion provides information and statistics on the overall quality of the Company's loan portfolio. Note 1 to Consolidated Financial Statements describes the accounting policies related to nonperforming loans and charge-offs and describes the methodologies used to develop the allowance for credit losses, including both the specific and nonspecific components. Management believes the policies governing nonperforming loans and charge-offs are consistent with regulatory standards. The amount of the allowance for credit losses and the resulting provision are reviewed monthly by senior members of management and approved quarterly by the Board of Directors.

The allowance is increased by provisions for credit losses charged to expense and recoveries of loans previously charged-off. It is decreased by loans charged-off in the current period. Provisions for credit losses are made to bring the allowance for credit losses within the range of balances that are considered appropriate based upon the allowance methodology and to reflect losses within the loan portfolio as of the balance sheet date.

The adequacy of the allowance for credit losses is determined based upon management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral, past experience and present indicators such as loan delinquency trends, nonaccrual loans and current market conditions. Management believes the allowance is adequate; however, future changes in the composition of the loan portfolio and financial condition of borrowers may result in additions to the allowance. Examination of the portfolio and allowance by various regulatory agencies and consultants engaged by the Company may result in the need for additional provisions based upon information available at the time of the examination.

Each of the Banks maintains a separate allowance for credit losses, which is only available to absorb losses from their respective loan portfolios. The allowance set by each of the Banks is subject to regulatory examination and determination as to its adequacy.

The allowance for credit losses is comprised of two parts: the specific allowance and the formula allowance. The specific allowance is the portion of the allowance that results from management's evaluation of specific loss allocations for identified problem loans and pooled reserves based on historical loss experience for each loan category. The formula allowance is determined based on management's assessment of industry trends and economic factors in the markets in which we operate. The determination of the formula allowance involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in our historical loss factors.

The specific allowance is based on each the Banks' quarterly analysis of its loan portfolio and is determined based upon the analysis of collateral values, cash flows and guarantor's financial capacity, whichever are applicable. In addition, allowance factors are applied to internally classified loans for which specific allowances have not been determined and historical loss factors are applied to homogenous pools of unclassified loans. Historical loss factors may be adjusted by management in situations where no historical losses have occurred or where current conditions do not reflect our specific history.

The formula allowance is based upon management's evaluation of external conditions, the effects of which are not directly measured in the determination of the specific allowance. The conditions evaluated in connection with the formula allowance include: general economic and business conditions affecting our primary lending area; credit quality trends; collateral values; loan values; loan volumes and concentrations; seasoning of the loan portfolio; specific industry conditions within the portfolio segments; recent loss experience; duration of the current business cycle; bank regulatory examination results; and findings of internal loan review personnel. Management reviews the conditions which impact the formula allowance quarterly and to the extent any of these conditions relate to specifically identifiable loans may reflect the adjustment in the specific allowance. Where any of these conditions is not related to a specific loan or loan category, management's evaluation of the probable loss related to the condition is reflected in the formula allowance.

Although the local economy does not appear to show the same signs of weakness that exist in other parts of the nation, management acknowledges that the effects of continued weakness in the national economy and/or a weakness in the local economy could result in higher loss levels for us in the future.

The ratio of net charge-offs to average loans was .06% in 2006, compared to .04% in 2005. At December 31, 2006, the allowance for credit losses was $6,300,000, or .90% of average outstanding loans, and 82% of total nonaccrual loans. This compares to an allowance of $5,236,000, or .86% of average outstanding loans and 619% of nonaccrual loans, at December 31, 2005, and an allowance for credit losses of $4,692,000, or .85% of outstanding loans and 319% of nonaccrual loans, at December 31, 2004. Nonaccrual loans at December 31, 2006 are represented primarily by real estate loans that are secured by collateral that management believes is more than adequate to ensure that the Company does not realize any significant losses.

Management's decision regarding the amount of the provision is influenced in part by growth in commercial and real estate loan balances. Loan charge-offs totaled $678,000 for 2006, a 51% increase when compared to $449,000 in loan charge-offs for 2005. Charge-offs were $887,000, $530,000 and $538,000 in 2004, 2003 and 2002, respectively.

The following table sets forth a summary of our loan loss experience for the years ended December 31.

(Dollars in thousands)	2006	2005	2004	2003	2002
Balance, beginning of year	$ 5,236	$ 4,692	$ 4,060	$ 4,117	$ 4,189
Loans charged off:					
Real estate loans	(2)	-	(131)	(7)	(86)
Installment loans	(137)	(183)	(94)	(114)	(170)
Commercial and other	(539)	(266)	(662)	(409)	(282)
	(678)	(449)	(887)	(530)	(538)
Recoveries:					
Real estate loans	46	2	20	35	16
Installment loans	80	71	63	56	76
Commercial and other	123	110	79	47	18
	249	183	162	138	110
Net losses charged off	(429)	(266)	(725)	(392)	(428)
Allowance of acquired institution	-	-	426	-	-
Provision for credit losses	1,493	810	931	335	356
Balance, end of year	$ 6,300	$ 5,236	$ 4,692	$ 4,060	$ 4,117
Average loans outstanding	$664,244	$607,017	$555,259	$457,491	$423,771
Percentage of net charge-offs to average loans outstanding during the year	.06%	.04%	.13%	.09%	.10%
Percentage of allowance for loan losses at year-end to average loans	0.90%	0.86%	0.85%	0.89%	0.97%

Total non-accrual loans increased to 1.09% of total loans, net of unearned income at December 31, 2006 compared to .13% at December 31, 2005 and .25% at December 31, 2004. Specific valuation allowances totaling $883,000 and $555,000 were established to address nonaccrual loans at December 31, 2006 and 2005, respectively. Loans 90 days past due declined from $818,000 for 2005 to $641,000 for 2006. At December 31, 2006, approximately $5,898,000 or 77% of the total nonaccrual loans were real estate secured. The Company believes that its exposure to losses relating to the real estate secured nonaccrual loans is minimal and has been adequately reserved at December 31, 2006. In 2004 $2,881,000 or 97% of loans 90 days past due were real estate secured and present limited loss exposure to the Company.

The following table summarizes our past due and non-performing assets as of December 31.

(Dollars in thousands)	2006	2005	2004	2003	2002
Non-performing assets:					
Non-accrual loans	$ 7,658	$ 846	$1,469	$1,002	$771
Other real estate and other assets owned	398	302	391	-	54
Total non-performing assets	8,056	1,148	1,860	1,002	825
Loans 90 days past due	641	818	2,969	1,128	374
Total non-performing assets and past due loans	$8,697	$1,966	$4,829	$2,130	$1,199
Non-accrual loans to total loans at period end	1.09%	.13%	.25%	.21%	.18%
Non-accrual loans and past due loans, to total loans at period end	1.19%	.27%	.75%	.45%	.26%

During 2006, there was no change in the methods or assumptions affecting the allowance methodology. The provision for credit losses was $1,493,000 for the year, compared to $810,000 for 2005. The amount of the provision is determined based upon management's analysis of the portfolio, growth and changes in the condition of credits and their resultant specific loss allocations. Historically, we have experienced the majority of our losses in the commercial loan portfolio, which are typically not secured by real estate. Because the majority of loan growth is in loans secured by real estate, which have experienced minimal losses over the past five years, the required allowance for those type of loans is minimal compared to the amount required for non real estate secured commercial loans.

Net charge-offs during 2006 were $429,000, compared to $266,000 and $725,000 for 2005 and 2004, respectively. The increase in 2004 was primarily related to losses of a single commercial loan customer. The allowance increased $1,064,000 or 20.3%

in 2006 as a result of the increased provision for credit losses less net charge-offs. In 2005, the allowance increased $544,000.

The overall quality of the loan portfolio was strong at December 31, 2006, despite an increase in nonaccrual loans. Because the majority of nonaccrual loans are real estate secured the Company does not have significant loss exposure. During the first quarter of 2007 the Company anticipates one loan totaling $4,500,000 which was on nonaccrual at December 31, 2006 to be paid in full. The property securing the loan has been sold and settlement is pending. Another commercial customer with a large loan relationship that was included in nonaccrual loans at December 31, 2006 has sold off a portion of their business and has paid down loans totaling approximately $342,000 since December 31, 2006. No loans to this borrower are past due and it is anticipated that they will be returned to an accrual status early in 2007. Delinquencies at December 31, 2006 were within acceptable levels for the industry. There was no unallocated portion of the allowance at December 31, 2006 and 2005. The majority of our loans are real estate secured. At December 31, 2006, 62.9% and 22.7% of our total loans were real estate mortgage loans and real estate construction and land development loans, respectively, compared to 63.9% and 21.4% at December 31, 2005.

The following table sets forth the allocation of the allowance for credit losses and the percentage of loans in each category to total loans for the years ended December 31,

	2006		2005		2004		2003		2002	
(Dollars in thousands)	**Amount**	**% of Loans**	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial, Financial and Agricultural	**$1,525**	**11.5%**	$1,780	12.0%	$1,863	12.3%	$1,362	13.6%	$1,869	14.1%
Real Estate-Construction	**1,229**	**22.7**	945	21.4	429	16.3	253	7.7	172	5.8
Real Estate-Mortgage	**3,275**	**62.9**	2,299	63.9	2,262	68.3	2,231	75.2	1,825	76.2
Consumer	**271**	**2.9**	212	2.7	138	3.1	160	3.5	169	3.9
Unallocated	**-**	**-**		-		-	54	-	82	-
	$6,300	**100%**	$5,236	100%	$4,692	100%	$4,060	100%	$4,117	100%

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is largely dependent on the Banks' net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. The Banks' Asset/Liability Committees oversee the management of interest rate risk. The primary purpose of these committees is to manage the exposure of net interest margins to unexpected changes due to interest rate fluctuations. These efforts affect our loan pricing and deposit rate policies as well as the asset mix, volume guidelines, and liquidity and capital planning.

We do not utilize derivative financial or commodity instruments or hedging strategies in the management of interest rate risk. Because we are not exposed to market risk from trading activities and do not utilize hedging strategies or off-balance sheet management strategies, the Asset/Liability Committees of the Banks rely on "gap" analysis as its primary tool in managing interest rate risk. Gap analysis summarizes the amount of interest sensitive assets and liabilities, which will reprice over various time intervals. The difference between the volume of assets and liabilities repricing in each interval is the interest sensitivity "gap". "Positive gap" occurs when more assets reprice in a given time interval, while "negative gap" occurs when more liabilities reprice. As of December 31, 2006, we had a negative gap position within the one-year repricing interval because the interest sensitive liabilities exceeded the interest sensitive assets within the one-year repricing interval by $80.9 million, or 8.56% of total assets, compared to the negative gap position within the one-year interval at December 31, 2005, which totaled $41.8 million, or 4.9% of total assets.

The following table summarizes our interest sensitivity at December 31, 2006. Loans, federal funds sold, time deposits and short-term borrowings are classified based upon contractual maturities if fixed-rate or earliest repricing date if variable rate. Investment securities are classified by contractual maturities or, if they have call provisions, by the most likely repricing date.

December 31, 2006	Within 3 Months	3 Months through 12 Months	1 Year through 3 Years	3 Years through 5 Years	After 5 Years	Non-Sensitive Funds	Total
(Dollars in Thousands)							
ASSETS:							
Loans	$298,279	$117,832	$195,785	$52,733	$35,090	$ (6,300)	$693,419
Investment securities	2,993	26,333	49,075	19,941	31,904	-	130,246
Interest bearing deposits with other banks	33,541	-	-	-	-	-	33,541
Federal funds sold	19,622	-	-	-	-	-	19,622
Other assets	-	-	-	-	-	68,821	68,821
Total Assets	$354,435	$144,165	$244,860	$72,674	$66,994	$62,521	$945,649
LIABILITIES:							
Certificates of deposit $100,000 and over	$28,577	$82,477	$19,701	$22,976	$ -	$ -	$153,731
Other time deposits	24,476	103,967	51,397	32,167	-	-	212,007
Savings and money market	185,933	-	-	-	-	-	185,933
NOW and SuperNOW	112,549	-	-	-	-	-	112,549
Noninterest bearing demand	-	-	-	-	-	109,962	109,962
Short-term borrowings	28,525	-	-	-	-	-	28,525
Long term debt	-	13,000	12,000	-	-	-	25,000
Other liabilities	-	-	-	-	-	6,615	6,615
STOCKHOLDERS' EQUITY	-	-	-	-	-	111,327	111,327
Total Liabilities and Stockholders' Equity	$380,060	$199,444	$83,098	$ 55,143	$ -	$227,904	$945,649
Excess	$(25,625)	$(55,279)	$161,762	$ 17,531	$ 66,994	$(165,383)	$ -
Cumulative Excess	$(25,625)	$(80,904)	$ 80,858	$98,389	$165,383	$ -	$ -
Cumulative Excess as percent of total assets	(2.71)%	(8.56)%	8.55%	10.40%	17.49%	-	-

In addition to gap analysis, the Banks utilize simulation models to quantify the effect a hypothetical immediate plus or minus 300 basis point change in rates would have on their net interest income and the fair value of capital. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2006 and 2005, the models produced similar sensitivity profiles for net interest income and the fair value of capital, which are provided below.

	Immediate Change in Rates						
	+300 Basis Points	+200 Basis Points	+100 Basis Points	-100 Basis Points	-200 Basis Points	-300 Basis Points	Policy Limit
2006							
% Change in Net Interest Income	13.30%	9.23%	4.81%	(5.81)%	(10.58)%	(16.36)%	+25%
% Change in Fair Value of Capital	(3.88)%	(1.79)%	(0.36)%	(.42)%	(1.63)%	(3.40)%	+25%
2005							
% Change in Net Interest Income	12.23%	9.04%	(5.11)%	(5.34)%	(11.83)%	(19.95)%	+25%
% Change in Fair Value of Capital	3.64%	3.78%	(2.51)%	(3.21)%	(8.24)%	(14.72)%	+15%

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, the Banks are parties to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Banks' exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Banks use the same credit policies in making commitments and conditional obligations as they use for on-balance sheet instruments. The Banks generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Banks evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Further information about these arrangements is provided in Note 20 to Consolidated Financial Statements.

Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. We have arrangements with correspondent banks whereby we have $20,500,000 available in federal funds lines of credit and a reverse repurchase agreement available to meet any short-term needs which may not otherwise be funded by its portfolio of readily marketable investments that can be converted to cash. The Banks are also members of the Federal Home Loan Bank, which provides another source of liquidity. At December 31, 2006 the Federal Home Loan Bank had issued a letter of credit in the amount of $30,000,000 on behalf of the Talbot Bank to a local government entity as collateral for its deposits.

At December 31, 2006, our loan to deposit ratio was 90% approximately the same as one year ago. Investment securities available for sale totaling $116,275,000 were available for the management of liquidity and interest rate risk. Cash and cash equivalents were $79,673,000 at December 31, 2006, $12,214,000 higher than one year ago. Management is not aware of any demands, commitments, events or uncertainties that will materially affect our ability to maintain liquidity at satisfactory levels.

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date (dollars in thousands):

Contractual Obligations	Total	Within one year	One to three years	Three to five years	Over five years
Deposits without a stated maturity(a)	$408,444	$408,444	$ -	$ -	$ -
Certificates of Deposit(a)	367,982	242,032	71,090	54,860	-
Short-term borrowings	28,525	28,525	-	-	-
Long term debt	25,000	13,000	12,000	-	-
Operating Leases	2,750	320	564	340	1,526
Purchase obligations	2,616	2,128	103	116	269
	$835,317	$ 694,449	$83,757	$55,316	$1,795

(a) Includes accrued interest payable

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information required by this item may be found in Item 7 of Part II of this report under the caption "Market Risk Management", which is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Shore Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Shore Bancshares, Inc. (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Stegman & Company

Baltimore, Maryland
March 8, 2007

SHORE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31,

	2006	2005
ASSETS		
Cash and due from banks	$ 26,510,879	$ 28,989,716
Interest bearing deposits with other banks	33,540,336	13,068,316
Federal funds sold	19,622,080	25,400,992
Investment securities:		
Available for sale - at fair value	116,275,096	106,159,559
Held to maturity - at amortized cost - fair value of (2006) $ 13,937,705 and (2005) $14,826,249	13,971,049	14,910,580
Loans, less allowance for credit losses (2006) $6,299,692 and (2005) $5,235,670	693,419,383	622,227,459
Insurance premiums receivable	573,456	1,089,982
Premises and equipment, net	15,973,393	15,186,866
Accrued interest receivable on loans and investment securities	4,891,839	3,897,182
Investment in unconsolidated subsidiary	936,633	909,133
Goodwill	11,938,714	11,938,714
Other intangible assets	1,568,803	1,905,585
Deferred income taxes	2,091,516	1,991,114
Other real estate owned	398,030	301,525
Other assets	3,937,341	3,661,423
Total assets	$945,648,548	$851,638,146
LIABILITIES		
Deposits:		
Noninterest bearing demand	$ 109,962,056	$ 113,244,399
NOW and Super NOW	112,549,335	111,798,486
Certificates of deposit, $100,000 or more	153,731,018	106,541,050
Other time and savings	397,939,622	373,374,451
Total Deposits	774,182,031	704,958,386
Accrued interest payable	2,242,683	1,213,500
Short-term borrowings	28,524,433	35,847,600
Long term debt	25,000,000	4,000,000
Other liabilities	4,372,401	4,170,486
Total liabilities	834,321,548	750,189,972
STOCKHOLDERS' EQUITY		
Common stock, par value $.01, authorized 35,000,000 shares; issued and outstanding (2006) 8,383,395 shares; (2005) 5,556,985 shares	83,834	55,570
Additional paid in capital	29,687,406	29,013,841
Retained earnings	82,279,344	73,641,882
Accumulated other comprehensive loss	(723,584)	(1,263,119)
Total stockholders' equity	111,327,000	101,448,174
Total liabilities and stockholders' equity	$945,648,548	$851,638,146

The notes to consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,

	2006	2005	2004
INTEREST INCOME			
Loans, including fees	**$50,572,426**	$41,848,475	$33,034,103
Interest and dividends on investment securities:			
Taxable	**4,451,625**	3,789,797	4,353,701
Tax-exempt	**548,824**	576,522	601,803
Federal funds sold	**1,459,485**	1,058,190	254,618
Other interest	**938,748**	110,878	46,568
Total interest income	**57,971,108**	47,383,862	38,290,793
INTEREST EXPENSE			
NOW and Super NOW accounts	**702,548**	552,088	409,441
Certificates of deposit, $100,000 or more	**5,987,926**	3,444,424	2,345,737
Other time and savings	**10,437,653**	7,106,616	5,787,514
Interest on short-term borrowings	**1,034,447**	691,723	214,504
Interest on long term debt	**911,855**	103,807	252,642
Total interest expense	**19,074,429**	11,898,658	9,009,838
NET INTEREST INCOME	**38,896,679**	35,485,204	29,280,955
PROVISION FOR CREDIT LOSSES	**1,493,148**	810,000	931,345
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**37,403,531**	34,675,204	28,349,610
NONINTEREST INCOME			
Service charges on deposit accounts	**3,137,013**	2,878,120	2,470,350
Other service charges and fees	**1,518,057**	1,192,931	1,169,648
Gain on sale of securities	**3,046**	4,071	41,440
Recognized loss on impairment of securities	-	-	(657,500)
Insurance agency commissions	**6,743,750**	6,384,315	6,383,212
Other operating income	**1,437,487**	1,038,750	816,450
	12,839,353	11,498,187	10,223,600
NONINTEREST EXPENSE			
Salaries and wages	**14,102,606**	12,578,602	10,658,637
Employee benefits	**3,589,615**	3,176,005	3,101,617
Occupancy expense	**1,655,266**	1,542,186	1,448,320
Furniture and equipment expense	**1,293,307**	1,110,117	978,635
Data processing	**1,559,367**	1,414,478	1,309,746
Directors' fees	**536,116**	589,794	553,249
Amortization of other intangible assets	**336,781**	336,782	306,533
Other operating expenses	**5,461,188**	4,682,904	4,177,648
	28,534,246	25,430,868	22,534,385
INCOME BEFORE INCOME TAXES	**21,708,638**	20,742,523	16,038,825
Federal and state income taxes	**8,154,218**	7,854,310	5,840,624
NET INCOME	**$ 13,554,420**	$ 12,888,213	$10,198,201
Basic earnings per common share	**$ 1.62**	$ 1.55	$ 1.24
Diluted earnings per common share	**$ 1.61**	$ 1.55	$ 1.23
Cash dividends paid per common share	**$ .59**	$ .54	$ .48

Per share data is adjusted to give retroactive effect of a 3 for 2 stock split in the form of a stock dividend that was payable to stockholder of record as of May 12, 2006.

The notes to consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2004	$ 54,008	$24,231,213	$58,932,021	$310,238	$83,527,480
Comprehensive income:					
Net income	-	-	10,198,201	-	10,198,201
Other comprehensive income, net of tax:					
Unrealized loss on available for sale securities, net of reclassification adjustment of $222,865	-	-	-	(588,312)	(588,312)
Total comprehensive income					9,609,889
Shares issued for employee stock based awards and related tax effects	316	577,805	-	-	578,121
Shares issued for purchase accounting acquisition	828	3,207,553	-	-	3,208,381
Cash dividends paid $.48 per share	-	-	(3,948,218)	-	(3,948,218)
Balances, December 31, 2004	55,152	28,016,571	65,182,004	(278,074)	92,975,653
Comprehensive income:					
Net income	-	-	12,888,213	-	12,888,213
Other comprehensive income, net of tax:					
Unrealized loss on available for sale securities, net of reclassification adjustment of ($105,344)	-	-	-	(985,045)	(985,045)
Total comprehensive income					11,903,168
Shares issued for employee stock based awards and related tax effects	304	597,384	-	-	597,688
Shares issued for contingent earn out	114	399,886	-	-	400,000
Cash dividends paid $.54 per share	-	-	(4,428,335)	-	(4,428,335)
Balances, December 31, 2005	55,570	29,013,841	73,641,882	(1,263,119)	101,448,174
Comprehensive income:					
Net income	**-**	**-**	**13,554,420**	**-**	**13,554,420**
Other comprehensive income, net of tax:					
Unrealized gain on available for sale securities, net of reclassification adjustment of $14,138	**-**	**-**	**-**	**539,535**	**539,535**
Total comprehensive income	**-**	**-**	**-**	**-**	**14,093,955**
Shares issued for employee stock based awards and related tax effects	**376**	**653,953**	**-**	**-**	**654,329**
Stock-based compensation expense	**-**	**47,500**	**-**	**-**	**47,500**
Stock dividend and cash in lieu of fractional shares paid	**27,888**	**(27,888)**	**(8,746)**	**-**	**(8,746)**
Cash dividends paid $.59 per share	**-**	**-**	**(4,908,212)**	**-**	**(4,908,212)**
Balances, December 31, 2006	**$ 83,834**	**$29,687,406**	**$82,279,344**	**$(723,584)**	**$111,327,000**

Per share data is adjusted to give retroactive effect of a 3 for 2 stock split in the form of a stock dividend that was payable to stockholder of record as of May 12, 2006.

The notes to consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 13,554,420**	$ 12,888,213	$ 10,198,201
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,445,388**	1,410,369	1,474,954
Stock-based compensation expense	**47,500**	-	-
Excess tax benefits from stock-based arrangements	**(279,460)**	-	-
Discount accretion on debt securities	**(143,105)**	(136,394)	(116,838)
Gain on sale of securities	**(3,046)**	(4,071)	(41,440)
Recognized loss on impairment of securities	**-**	-	657,500
Provision for credit losses, net	**1,493,148**	810,000	931,345
Deferred income taxes	**(424,357)**	168,583	(273,569)
Deferred gain on sale of premises	**-**	(175,993)	-
(Gain) loss on disposal of premises and equipment	**(5,975)**	16,729	37,789
Loss on other real estate owned	**-**	89,300	-
Net changes in:			
Insurance premiums receivable	**516,526**	(704,059)	458,653
Accrued interest receivable	**(994,657)**	(622,140)	(877)
Other assets	**(342,245)**	(231,196)	75,538
Accrued interest payable	**1,029,183**	583,438	46,269
Other liabilities	**240,742**	1,269,782	(314,669)
Net cash provided by operating activities	**16,134,062**	15,362,561	13,132,856
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**51,500**	9,743,709	16,955,388
Proceeds from maturities and principal payments of securities available for sale	**48,648,483**	21,284,766	63,612,769
Purchases of securities available for sale	**(57,833,976)**	(35,350,170)	(31,222,203)
Proceeds from maturities and principal payments of securities held to maturity	**1,126,684**	1,062,202	2,155,368
Purchases of securities held to maturity	**(202,686)**	(332,864)	(2,533,504)
Net increase in loans	**(73,036,577)**	(32,271,521)	(83,345,923)
Purchase of premises and equipment	**(1,885,925)**	(3,787,108)	(1,827,159)
Proceeds from sale of other real estate owned	**255,000**	-	-
Proceeds from sale of investment in unconsolidated subsidiary	**-**	-	379,490
Proceeds from sale of premises and equipment	**40,397**	912,135	-
Deferred earn out payment, net of stock issued	**-**	(2,912,500)	(234,845)
Net cash used in investing activities	**(82,837,100)**	(41,651,351)	(36,060,619)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in demand, NOW, money market, and savings deposits	**(12,427,661)**	9,175,445	6,901,851
Net increase in certificates of deposit	**81,651,306**	37,110,587	10,365,672
Excess tax benefits from stock-based payment arrangements	**279,460**	-	-
Net (decrease) increase in short-term borrowings	**(7,323,167)**	8,741,359	6,148,947
Net increase (decrease) in long term debt	**21,000,000**	(1,000,000)	-
Proceeds from issuance of common stock	**654,329**	597,688	279,275
Dividends paid	**(4,916,958)**	(4,428,335)	(3,948,218)
Net cash provided by financing activities	**78,917,309**	50,196,744	19,747,527

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31,

	2006	2005	2004
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**12,214,271**	23,907,954	(3,180,236)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**67,459,024**	43,551,070	46,731,306
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$79,673,295**	$67,459,024	$43,551,070
Supplemental cash flows information:			
Interest paid	**$ 18,045,246**	$ 11,315,220	$ 8,794,961
Income taxes paid	**$ 8,281,030**	$ 7,426,775	$ 5,832,108
Transfers from loans to other real estate	**$ 351,505**	$ -	$ 390,825
Details of acquisitions:			
Fair value of assets acquired	**$ -**	$ -	$ 49,538,073
Fair value of liabilities acquired	**-**	-	(49,309,778)
Stock issued for acquisition	**-**	-	(3,208,381)
Purchase price in excess of net assets acquired	**-**	-	3,214,931
Net cash paid for acquisition	**$ -**	$ -	$ 234,845

The notes to consolidated financial statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Shore Bancshares, Inc. and its subsidiaries (collectively referred to in these Notes as the "Company"), with all significant intercompany transactions eliminated. The investments in subsidiaries are recorded on the Company's books (Parent only) on the basis of its equity in the net assets of the subsidiaries. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. For purposes of comparability, certain reclassifications have been made to amounts previously reported to conform with the current period presentation.

Nature of Operations
The Company provides commercial banking services from its Maryland locations in Talbot County, Queen Anne's County, Kent County, Caroline County, and Dorchester County, and from its locations in Kent County, Delaware. Its primary source of revenue is interest earned on commercial, real estate and consumer loans made to customers located on the Delmarva Peninsula. A full range of insurance and investment services are offered through the Company's nonbank subsidiaries.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for credit losses is a material estimate that is particularly susceptible to significant changes in the near-term. Management believes that the allowance for credit losses is sufficient to address the probable losses in the current portfolio. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Investment Securities Available for Sale
Investment securities available for sale are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of related income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value and are reflected in earnings as realized losses. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment Securities Held to Maturity
Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The Company intends and has the ability to hold such securities until maturity. Declines in the fair value of individual held-to-maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by the rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans
Loans are stated at their principal amount outstanding net of any deferred fees and costs. Interest income on loans is accrued at the contractual rate based on the principal amount outstanding. Fees charged and costs capitalized for originating loans are being amortized substantially on the interest method over the term of the loan. A loan is placed on nonaccrual when it is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more, unless the loan is well secured and in the process of collection. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on nonaccrual loans are applied as a reduction of the loan principal balance unless collectibility of the principal amount is reasonably assured, in which

case interest is recognized on a cash basis. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are considered impaired when it is probable that the Company will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Generally, the Company measures impairment on such loans by reference to the fair value of the collateral. Income on impaired loans is recognized on a cash basis, and payments are first applied against the principal balance outstanding. Impaired loans do not include groups of smaller balance homogeneous loans such as residential mortgage and consumer installment loans that are evaluated collectively for impairment. Reserves for probable credit losses related to these loans are based upon historical loss ratios and are included in the allowance for credit losses.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level believed adequate by management to absorb losses inherent in the loan portfolio as of the balance sheet date and is based on the size and current risk characteristics of the loan portfolio; an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions and other observable data. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or collateral value of impaired loans, estimated losses on pools of homogeneous loans that are based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The Company's systematic methodology for assessing the appropriateness of the allowance includes the two following components: (1) the formula allowance component reflecting historical losses, as adjusted, by credit category; and (2) the specific allowance component for risk rated credits on an individual or portfolio basis. The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118. The specific component of the allowance for credit losses reflects expected losses resulting from analysis developed through credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal grading of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The specific component of the allowance for credit losses also includes consideration of concentrations and changes in portfolio mix and volume.

The formula portion of the allowance reflects management's estimate of inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the formula allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. Historical loss experience data used to establish allocation estimates may not precisely correspond to the current portfolio. The uncertainty surrounding the strength and timing of economic cycles, including management's concerns over the effects of the prolonged economic downturn in the current cycle, also affects the allocation model's estimates of loss. The historical losses used in the migration analysis may not be representative of actual losses inherent in the portfolio that have not yet been realized.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from three to ten years for furniture, fixtures and equipment; three to five years for computer hardware and data handling equipment; and ten to forty years for buildings and building improvements. Land improvements are amortized over a period of fifteen years; and leasehold improvements are amortized over the term of the respective lease. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life of an asset are capitalized and depreciated over the estimated remaining life of the asset.

Long-lived assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Under the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill is no longer ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets that have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding fifteen years. Prior to adoption of SFAS No. 142, the Company's goodwill was amortized on a straight-line basis over fifteen years. Note 8 includes a summary of the Company's goodwill and other intangible assets.

Other Real Estate Owned

Other real estate owned represents assets acquired in satisfaction of loans either by foreclosure or deeds taken in lieu of foreclosure. Properties acquired are recorded at the lower of cost or fair value less estimated selling costs at the time of acquisition with any deficiency charged to the allowance for credit losses. Thereafter, costs incurred to operate or carry the properties as well as reductions in value as determined by periodic appraisals are charged to operating expense. Gains and losses resulting from the final disposition of the properties are included in noninterest expense.

Short-Term Borrowings

Short-term borrowing are comprised primarily of repurchase agreements which are securities sold to the Company's customers, at the customers' request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Government Agency bonds, which are segregated from the Company's other investment securities by its safekeeping agents.

Long Term debt

Long term debt consists of advances from the Federal Home Loan Bank. These borrowings are used to fund earning asset growth of the Company.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Basic and Diluted Earnings Per Common Share

Basic earnings per share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings per share is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and warrants.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Statement of Cash Flows

Cash and due from banks, interest bearing deposits with other banks and federal funds sold are considered "cash and cash equivalents" for financial reporting purposes.

Common Stock

On May 4, 2006 the Company announced that the Board of Directors had approved a three-for-two stock split in the form of a 50% stock dividend (the "stock split"), pursuant to which, on June 5, 2006 the Company issued one additional share of Common Stock for each two shares of Common Stock held by holders of record as of May 12, 2006. All references in the financial statements and related notes to the number of shares and per shares amounts of the common stock of the Company have been retroactivey restate to reflect the impact of the Company's June 5, 2006 three-for-two stock split.

Stock-Based Compensation
Prior to January 1, 2006, employee compensation expense under stock option plans was reported only if options were granted below market price at grant date in accordance with the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Because the exercise price of the Company's employee stock options always equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized on options granted. The Company adopted the provisions of SFAS No. 123, "Share-Based Payment (Revised 2004)," on January 1, 2006. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which, for the Company, is the date of the grant. The Company transitioned to fair-value based accounting for stock-based compensation using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that were outstanding as of January 1, 2006 will be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards is based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not previously adopt the fair value accounting method for stock-based employee compensation. Compensation expense for non-vested stock awards is based on the fair value of the awards, which is generally the market price of the stock on the measurement date, which, for the Company, is the date of grant, and is recognized ratably over the service period of the award.

Advertising Costs
Advertising costs are generally expensed as incurred. The Company incurred advertising costs of approximately $430,000, $385,000, and $217,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

New Accounting Pronouncements
SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. The Company adopted the provisions of SFAS 123R on January 1, 2006. Details related to the adoption of SFAS 123R and the impact to the Company's financial statements are more fully discussed in Note 13 — Stock Option Plans.

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006 did not significantly impact the Company's financial statements.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company on January 1, 2007 and is not expected to have a significant impact on the Company's financial statements.

SFAS No. 156, "Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140." SFAS 156 amends SFAS 140. "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125," by requiring, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. SFAS 156 is effective for the Company on January 1, 2007 and is not expected to have a significant impact on the Company's financial statements.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of January 1, 2007. The Company does not expect the adoption of FIN 48 to have a significant impact on the Company's financial statements.

SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R)." SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. SFAS No. 158's requirement to recognize the funded status in the financial statements is effective for fiscal years ending after December 15, 2006, and its requirement to use the fiscal year-end date as the measurement date is effective for fiscal years ending after December 15, 2008, and is not expected to have a significant impact on the Company's financial statements.

Reclassifications

Certain amounts in the prior year statements have been reclassified to conform to the current year's presentation.

NOTE 2. ACQUISITIONS

On April 1, 2004, the Company completed its merger with Midstate Bancorp, Inc., a Delaware bank holding company ("Midstate Bancorp"). Pursuant to the merger agreement, each outstanding share of common stock of Midstate Bancorp was converted into the right to receive (i) $31.00 in cash, plus (ii) 0.8732 shares of the common stock of the Company, with cash being paid in lieu of fractional shares at the rate of $33.83 per share. The Company paid $2,953,710 in cash and issued 82,786 shares of common stock to stockholders of Midstate Bancorp in connection with the merger. The Company recorded approximately $2,636,000 of goodwill and $968,000 of other intangible assets as a result of the acquisition.

On May 1, 2002, the Company acquired certain assets of The Avon-Dixon Agency, Inc., a full service insurance agency, and its subsidiaries, all located in Easton, Maryland. The acquisition agreement called for a deferred payment (earn-out) to be made on or before February 15, 2005, the exact amount of which would depend upon the acquired business meeting certain performance criteria through December.31, 2004. The Company recorded a deferred payment of $2,800,000 on December 31, 2004 as additional goodwill. In February 2005, the Company paid $2,400,000 in cash and $400,000 in stock to liquidate the obligation.

On November 1, 2002, The Avon-Dixon Agency, LLC acquired certain assets of W. M. Freestate & Son, Inc., a full service insurance agency located in Centreville, Maryland. The acquisition agreement called for a deferred payment (earn-out) to be made on or before December 16, 2005, the exact amount of which would depend upon the acquired business meeting certain performance criteria through December 31, 2004. The Company recorded a deferred payment of $512,500 on December 31, 2004 as additional goodwill and made the payment during 2005.

NOTE 3. CASH AND DUE FROM BANKS

The Board of Governors of the Federal Reserve System (the "FRB") requires the banks to maintain certain minimum cash balances consisting of vault cash and deposits in the appropriate Federal Reserve Bank or in other commercial banks. Such balances for the Company's bank subsidiaries averaged approximately $7,361,000 and $13,141,000 during 2006, and 2005, respectively.

NOTE 4. INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are as follows:

Available for sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006:				
Obligations of U.S. Government agencies and corporations	**$95,856,558**	**$ 81,281**	**$989,283**	**$94,948,556**
Other securities:				
Mortgage backed securities	**17,936,724**	**60,349**	**377,358**	**17,619,715**
Federal Home Loan Bank stock	**2,935,800**	**-**	**-**	**2,935,800**
Federal Reserve Bank stock	**302,250**	**-**	**-**	**302,250**
Federal Home Loan Mortgage Corporation Cumulative preferred stock	**388,500**	**44,000**	**-**	**432,500**
Equity securities	**35,000**	**1,275**	**-**	**36,275**
	$117,454,832	**$ 186,905**	**$1,366,641**	**$116,275,096**
December 31, 2005:				
Obligations of U.S. Government agencies and corporations	$90,872,189	$ 1,043	$1,640,342	$89,232,890
Other securities:				
Mortgage backed securities	14,517,990	677	428,980	14,089,687
Federal Home Loan Bank stock	2,088,300	-	-	2,088,300
Federal Reserve Bank stock	302,250	-	-	302,250
Federal Home Loan Mortgage Corporation Cumulative preferred stock	388,500	21,500	-	410,000
Equity securities	35,000	1,432	-	36,432
	$108,204,229	$ 24,652	$2,069,322	$106,159,559
Held to Maturity securities:				
December 31, 2006				
Obligations of states and political subdivisions	**$13,969,350**	**$83,859**	**$117,248**	**$13,935,961**
Mortgage backed securities	**1,699**	**45**	**-**	**1,744**
	$13,971,049	**$ 83,904**	**$117,248**	**$13,937,705**
December 31, 2005				
Obligations of states and political subdivisions	$14,908,105	$93,895	$178,365	$14,823,635
Mortgage backed securities	2,475	139	-	2,614
	$14,910,580	$ 94,034	$178,365	$14,826,249

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2006 are as follows:

		Continuous unrealized losses existing for:		
Available for sale securities:	Fair Value	Less than 12 Months	More than 12 Months	Total Unrealized Losses
Obligations of U.S. Government Agencies and Corporations	**$ 76,920,475**	**$23,972**	**$965,311**	**$989,283**
Mortgage-backed securities	**13,857,406**	**14,951**	**362,407**	**377,358**
	$90,777,881	**$38,923**	**$1,327,718**	**$1,366,641**

The available-for-sale investment portfolio has a fair value of approximately $116 million, of which approximately $91 million have unrealized losses from their purchase price. Of these securities, $77 million or 85% are government agency bonds, and $14 million or 15% are mortgage-backed securities. The securities representing the unrealized losses in the available-for-sale portfolio all have modest duration risk, low credit risk, and minimal loss (approximately 1.16%) when compared to book value. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors, coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value, substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

Gross unrealized losses and fair value by length of time that the individual held-to-maturity securities have been in a continuous unrealized loss position at December 31, 2006 are as follows:

Held-to-Maturity	Fair Value	Continuous unrealized losses existing for: Less than 12 Months	More than 12 Months	Total Unrealized Losses
Obligations of states and political subdivisions	$7,457,210	$3,518	$113,730	$117,248

The held-to-maturity investment portfolio has a fair value of approximately $14 million, of which approximately $7 million have some unrealized losses from their purchase price. The securities representing the unrealized losses in the held-to-maturity portfolio are all municipal securities with modest duration risk, low credit risk, and minimal losses (approximately 0.84%) when compared to book value. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the Company's intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the held-to-maturity portfolio are temporary.

The amortized cost and estimated fair values of investment securities by maturity date at December 31, 2006 are as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$28,900,001	$28,632,105	$ 2,781,121	$ 2,784,141
Due after one year through five years	72,894,581	72,140,177	4,569,792	4,559,058
Due after five years through ten years	4,186,610	4,124,965	6,620,136	6,594,506
Due after ten years	7,812,090	7,671,024	-	-
	113,793,282	112,568,271	13,971,049	13,937,705
Equity securities	3,661,550	3,706,825	-	-
	$117,454,832	$116,275,096	$13,971,049	$13,937,705

The maturity date for mortgage-backed securities is determined by its expected maturity. The maturity date for the remaining debt securities is determined using its contractual maturity date.

The following table sets forth the amortized cost and estimated fair values of securities which have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase. All pledged securities are in the available for sale investment portfolio.

	December 31, 2006		December 31, 2005	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available for sale	$98,868,037	$97,851,146	$87,321,908	$85,612,506

There were no obligations of states or political subdivisions whose carrying value, as to any issuer, exceeded 10% of stockholders' equity at December 31, 2006 or 2005.

Proceeds from sales of investment securities were $51,500, $9,744,000, and $16,955,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Gross gains from sales of investment securities were $3,000, $118,000, and $129,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Gross losses were $114,000and $88,000 for the years ended December 31, 2005 and 2004, respectively. There were no gross losses for the year ended December 31, 2006

NOTE 5. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company makes residential mortgage, consumer and commercial loans to customers primarily in the Maryland counties of Talbot, Queen Anne's, Kent, Caroline and Dorchester and in Kent County, Delaware. The principal categories of the loan portfolio at December 31 are summarized as follows:

	2006	2005
Real estate loans:		
Construction and land development	**$153,715,265**	$134,379,796
Secured by farmland	**19,978,866**	16,835,853
Secured by residential properties	**223,824,870**	212,856,978
Secured by non-farm, nonresidential properties	**203,977,586**	171,747,457
Loans to farmers (loans to finance agricultural production and other loans)	**3,377,536**	4,058,520
Commercial and industrial loans	**72,215,397**	66,856,135
Loans to individuals for household, family, and other personal expenditures	**19,569,495**	15,396,741
Obligations of states and political subdivisions in the United States, tax-exempt	**2,676,120**	2,003,815
All other loans	**1,116,038**	4,038,723
	700,451,173	628,174,018
Net deferred loan fees/costs	**(732,098)**	(710,889)
	699,719,075	627,463,129
Allowance for credit losses	**(6,299,692)**	(5,235,670)
	$693,419,383	$622,227,459

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. As of December 31, 2006 and 2005, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $12,166,000, and $13,106,000, respectively. During 2006 and 2005, loan additions were approximately $4,502,000 and $4,482,000 and loan repayments were approximately $5,442,000 and $7,760,000, respectively.

Activity in the allowance for credit losses is summarized as follows:

	2006	2005	2004
Balance, beginning of year	**$5,235,670**	$4,692,202	$4,059,964
Loans charged off:			
Real estate loans	**(2,253)**	-	(130,624)
Installment loans	**(137,015)**	(182,712)	(94,052)
Commercial and other	**(539,119)**	(266,434)	(662,246)
	(678,387)	(449,146)	(886,922)
Recoveries:			
Real estate loans	**45,643**	1,437	19,681
Installment loans	**80,004**	71,295	62,896
Commercial and other	**123,614**	109,882	79,093
	249,261	182,614	161,670
Net loans charged off	**(429,126)**	(266,532)	(725,252)
Allowance of acquired institution	**-**	-	426,145
Provision	**1,493,148**	810,000	931,345
Balance, end of year	**$6,299,692**	$5,235,670	$4,692,202

Information with respect to impaired loans and the related valuation allowance as of December 31 is as follows:

	2006	2005	2004
Impaired loans with valuation allowance	**$7,657,278**	$604,471	$ 1,245,881
Impaired loans with no valuation allowance	**-**	241,726	222,784
Total impaired loans	**$7,657,278**	$846,197	$ 1,468,665
Allowance for loan losses related to impaired loans	**$ 882,930**	$ 554,992	$ 441,930
Allowance for loan losses related to other than impaired loans	**5,416,762**	4,680,678	4,250,272
Total allowance for loan losses	**$6,299,692**	$5,235,670	$ 4,692,202
Interest income on impaired loans recorded on the cash basis	**$ -**	$ 90	$ 11,177
Average recorded investment in impaired loans for the year	**$1,857,271**	$1,156,261	$ 1,174,632

NOTE 6. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 is as follows:

	2006	2005
Land	**$ 4,395,356**	$ 4,228,249
Buildings and land improvements	**12,302,380**	11,330,891
Furniture and equipment	**7,209,864**	6,708,379
	23,907,600	22,267,519
Accumulated depreciation	**(7,934,207)**	(7,080,653)
	$ 15,973,393	$ 15,186,866

Depreciation expense totaled $1,064,976, $919,550 and $846,359 for the years ended December 31, 2006, 2005 and 2004, respectively.

On June 14, 2005, the Company entered into a sale-leaseback agreement with First Oxford Corporation. Under the agreement, the Company conveyed title to the land, including buildings, structures and other improvements of its banking facility in Felton, Delaware on September 23, 2005. The Company has leased back the facility for a period of 20 years under an operating lease arrangement.

Rental expense under the agreement was $75,725 and $30,253 for 2006 and 2005, respectively.

The Company leases facilities under operating leases. Rental expense for the years ended December 31, 2006, 2005 and 2004 was $304,321, $327,059 and $314,015, respectively. Future minimum annual rental payments are approximately as follows:

2007	$ 319,699
2008	298,939
2009	264,803
2010	183,433
2011	156,441
Thereafter	1,525,935
Total minimum lease payments	$2,749,250

NOTE 7. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

At December 31, 2006, the Company owned, through The Centreville National Bank of Maryland ("Centreville National Bank"), 20.00% of the outstanding common stock of the Delmarva Data Bank Processing Center, Inc. ("Delmarva Data"). This investment is carried at cost, adjusted for Centreville National Bank's equity in Delmarva Data's undistributed income. During 2004, Centreville National Bank sold shares of Delmarva Data to another institution.

	December 31		
	2006	2005	2004
Balance, beginning of year	**$ 909,133**	$ 859,133	$ 1,202,786
Sale of stock	**-**	-	(379,490)
Equity in net income	**27,500**	50,000	35,837
Balance, end of year	**$ 936,633**	$ 909,133	$ 859,133

Data processing and other expenses paid to Delmarva Data totaled approximately $1,869,000, $1,722,000 and $1,554,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

The significant components of goodwill and acquired intangible assets are as follows:

	2006				2005			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
Goodwill	**$12,605,832**	**$667,118**	**$11,938,714**	**-**	$12,605,832	$667,118	$11,938,714	-
Core Deposit Intangible	**968,000**	**332,740**	**635,260**	**5.3**	968,000	211,744	756,256	6.3
Unidentifiable intangible resulting from branch acquisitions	**104,144**	**103,571**	**573**	**.1**	104,144	96,628	7,516	1.1
Insurance expirations	**1,270,000**	**386,111**	**883,889**	**10.4**	1,270,000	301,445	968,555	11.4
Other identifiable intangibles	**620,883**	**571,803**	**49,080**	**.4**	620,883	447,625	173,258	1.4
Total	**$15,568,859**	**$2,061,343**	**$13,507,516**		$15,568,859	$1,724,560	$13,844,299	

Future annual estimated annual amortization expense is as follows:

2007	255,316
2008	205,663
2009	205,663
2010	205,663
2011	205,663

Under the provisions of SFAS No. 142, goodwill was subjected to an annual assessment for impairment during 2006. As a result of annual assessment reviews, the Company determined that there was no impairment of goodwill. The Company will continue to review goodwill on an annual basis for impairment and as events occur or circumstances change.

NOTE 9. DEPOSITS

The approximate amount of certificates of deposit of $100,000 or more at December 31, 2006 and 2005 was $153,731,000 and $106,541,000 respectively.

The approximate maturities of time deposits at December 31 are as follows:

	2006	2005
Due in one year or less	$239,789,000	$106,209,000
Due in one to three years	71,090,000	105,534,000
Due in three to five years	54,860,000	72,290,000
	$365,739,000	$284,033,000

NOTE 10. SHORT-TERM BORROWINGS

The following table summarizes certain information for short-term borrowings for the years ended December 31:

	2006		2005	
	Amount	Rate	Amount	Rate
At Year End:				
Federal Home Loan Bank advances	$ 4,500,000	5.34%	$ 8,725,000	4.71%
Retail repurchase agreements	23,852,433	3.70	27,122,600	2.51
Other short-term borrowings	172,000	5.18	-	-
Total	$28,524,433	3.97%	$35,847,600	3.05%
Average for the Year:				
Federal Home Loan Bank advances	$ 1,408,219	5.00%	$ 3,990,474	4.92%
Retail repurchase agreements	27,509,717	3.31	24,803,383	2.00%
Other short-term borrowings	384,414	5.36	-	-
Maximum Month-end Balance:				
Federal Home Loan Bank advances	$ 5,000,000		$ 8,725,000	
Retail repurchase agreements	37,273,224		27,122,600	
Other short-term borrowings	1,769,000		-	

Securities sold under agreements to repurchase are securities sold to customers, at the customers' request, under a "roll-over" contract that matures in one business day. The underlying securities sold are Government agency securities, which are segregated in the Company's custodial accounts from other investment securities.

The Company may periodically borrow from a correspondent federal funds line of credit arrangement, under a secured reverse repurchase agreement, or from the Federal Home Loan Bank to meet short-term liquidity needs.

NOTE 11. LONG TERM DEBT

As of December 31, the Company had long-term borrowings from the Federal Home Loan Bank as follows:

	2006	2005
FHLB 4.67% Advance due in 2007	$ 4,000,000	$ 4,000,000
FHLB 5.52% Advance due in 2007	6,000,000	-
FHLB 5.72% Advance due in 2007	3,000,000	-
FHLB 5.08% Advance due in 2008	5,000,000	-
FHLB 5.69% Advance due in 2008	7,000,000	-
	$ 25,000,000	$ 4,000,000

The Company has pledged its wholly-owned residential real estate mortgage loan portfolio under a blanket floating lien as collateral for these advances.

NOTE 12. BENEFIT PLANS

401(k) and Profit Sharing Plan

The Company has a 401(k) and profit sharing plan covering substantially all full-time employees. The plan calls for matching contributions by the Company, and the Company makes discretionary contributions based on profits. Company contributions to this plan included in expense totaled $1,019,054 (2006), $968,914 (2005), and $750,260 (2004).

The Felton Bank 401(k) plan, covering substantially all full-time employees of The Felton Bank, was merged into the Company's 401(k) and profit sharing plan during 2005. No contributions were made to the Felton Bank 401(k) plan in 2006 and 2005; matching contributions in 2004 totaled $10,244.

NOTE 13. STOCK OPTION PLANS

The Company has three stock option plans whereby incentive and nonqualified stock options may be granted periodically to directors, executive officers, and key employees at the discretion of the Compensation Committee of the Company's Board. The plans provide for both immediate and graduated vesting schedules and originally reserved 616,580 shares of common stock for grant. In May 2006, the Company's Board declared a 3 for 2 stock split in the form of a 50% stock dividend, and the shares available for issuance under these plans, along with the shares and exercise prices of options outstanding under these plans, were adjusted pursuant to their antidilution provision. At December 31, 2006, a total of 708,488 shares remained available for grant under the plans. The plans were adopted in 2006, 1998 and 1997 and options granted under the plans generally have a life not to exceed 10 years.

The Company also has an Employee Stock Purchase Plan that was adopted in 1998 and amended in 2003 that allows employees to receive options to purchase common stock at an amount equivalent to 85% of the fair market value of the common stock. As amended, the plan reserved 45,000 shares of common stock for issuance under the plan. After giving effect to the above-mentioned 3 for 2 stock split in the form of a dividend, there were 26,864 shares available for grant under the plan at December 31, 2006.

Following is a summary of changes in shares under option for all plans for the years indicated:

	Year Ended December 31,			
	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**77,364**	**$10.68**	127,801	$9.37
Granted	**11,972**	**18.47**	-	-
Exercised	**(50,056)**	**8.52**	(45,508)	6.76
Expired/Cancelled	**(1,765)**	**15.76**	(4,929)	12.58
Outstanding at end of year	**37,515**	**$15.82**	77,364	$10.68
Weighted average fair value of options granted during the year		$ 5.91		$ -

The following summarizes information about options outstanding at December 31, 2006:

Options Outstanding		Options Outstanding and Exercisable	
Exercise Price	Number	Number	Weighted Average Remaining Contract Life
$ 21.33	**5,675**	**5,675**	**2.05**
14.00	**4,230**	**4,230**	**3.05**
13.17	**18,239**	**12,652**	**5.28**
18.47	**9,371**	**9,371**	**1.33**
	37,515	**31,928**	

The fair value of stock options issued is measured on the date of grant and recognized over the vesting period. The Company estimates the fair value of stock options using the Black-Scholes option-pricing model with the following weighted average assumptions for options granted pursuant to the Employee Stock Purchase Plan during 2006 and 2004, there were no options granted in 2005:

	2006	2004
Dividend yield	2.40%	2.29%
Expected volatility	23.57%	27.60%
Risk free interest	4.53%	4.0%
Expected lives (in years)	2.25	2.25

The weighted average fair value of options granted was $5.91 per share in 2006 and $8.26 per share in 2004.

The total intrinsic value of outstanding stock options and outstanding exercisable stock options was $484,999 and $442,972 at December 31, 2006. The total intrinsic value of stock options exercised during the year ended December 31, 2006 and 2005 was $813,882 and $352,826, respectively.

Stock-based compensation expense totaled $47,500 in 2006. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The total income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation was $279,460 in 2006. Unrecognized stock-based compensation expense related to stock options totaled $45,000 at December 31, 2006. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 1.08 years. Unrecognized stock-based compensation expense related to non-vested stock awards was $5,300 at December 31, 2006. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 4 months.

SFAS No. 123R, requires pro forma disclosures of net income and earnings per share for all periods prior to the adoption of the fair value accounting method for stock-based employee compensation. The pro forma disclosures are as follows for the years ended December 31:

	2005	2004
Net income:		
As reported	$12,888,213	$10,198,201
Less pro forma stock-based compensation expense determined under the fair value method, net of related tax effects	(49,850)	(49,407)
Pro forma net income	$12,838,363	$10,148,794
Basic net income per share:		
As reported	$ 1.55	$ 1.24
Pro forma	1.55	1.23
Diluted earnings per share		
As reported	$ 1.55	$ 1.23
Pro forma	1.54	1.22

Per share data is adjusted to give retroactive effect of a 3 for 2 stock split in the form of a stock dividend that was payable to stockholder of record as of May 12, 2006.

The pro forma amounts are not representative of the effects on reported net income for future years.

NOTE 14. DEFERRED COMPENSATION

During 2006, the Company adopted the Shore Bancshares, Inc. Executive Deferred Compensation Plan for members of management and highly compensated employees of the Company and its subsidiaries (the "Plan"). The Plan permits a participant to elect, each year, to defer receipt of up to 100% of his or her salary and bonus to be earned in the following year. The Plan also permits the participant to defer the receipt of performance–based compensation not later than six months before the end of the period for which it is to be earned. The deferred amounts will be credited to an account maintained on behalf of the participant and will be invested at the discretion of each participants in certain deemed investment options selected from time to time by the Compensation Committee of the Company's Board. The Company may also make matching, mandatory and discretionary contributions for certain participants. A participant is fully vested at all times in the amounts that he or she elects to defer. Any contributions by the Company will vest over a five-year period. For the year ended December 31, 2006, the Company did not make any contributions to the Plan. Elective deferrals were made by one plan participant during 2006.

The Company has a supplemental deferred compensation plan to provide retirement benefits to its President and Chief Executive Officer. The plan calls for fixed annual payments of $20,000 to be credited to the participant's account. The participant is 100% vested in amounts credited to his account. Contributions to the plan were $20,000 in 2006, 2005, and 2004.

Centreville National Bank has agreements with certain of its directors under which they have deferred part of their fees and compensation. The amounts deferred are invested in insurance policies, owned by the Company, on the lives of the respective individuals. Amounts available under the policies are to be paid to the individuals as retirement benefits over future years. Cash surrender values and the accrued benefit obligation included in other assets and other liabilities at December 31 are as follows:

	2006	2005
Cash surrender value	**$2,124,612**	$2,142,006
Accrued benefit obligations	**823,041**	895,021

NOTE 15. INCOME TAXES

Income taxes included in the balance sheets as of December 31 are as follows:

	2006	2005
Federal income taxes currently payable (receivable)	**$ 125,590**	$ (105,328)
State income taxes currently (receivable) payable	**(172,566)**	144,155
Deferred income tax benefits	**2,091,516**	1,991,114

Components of income tax expense for each of the three years ended December 31 are as follows:

	2006	2005	2004
Currently payable:			
Federal	**$7,367,384**	$6,331,379	$4,913,929
State	**1,211,191**	1,158,737	918,988
	8,578,575	7,490,116	5,832,917
Deferred income tax (benefit) expense:			
Federal	**(351,437)**	286,945	5,399
State	**(72,920)**	77,249	2,308
	(424,357)	364,194	7,707
	$8,154,218	$7,854,310	$5,840,624

A reconciliation of tax computed at the statutory federal tax rates of 35% to the actual tax expense for the three years ended December 31 follows:

	2006	2005	2004
Tax at federal statutory rate	**35.0%**	35.0%	35.0%
Tax effect of:			
Tax-exempt income	**(.9)**	(1.0)	(1.5)
Non-deductible expenses	**.1**	.1	.2
State income taxes, net of federal benefit	**3.5**	3.8	3.7
Other	**(.1)**	-	(1.0)
Income tax expense	**37.6%**	37.9%	36.4%

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2006	2005
Deferred tax assets:		
Allowance for credit losses	**$2,460,415**	$2,001,691
Provision for off balance sheet commitments	**121,942**	108,063
Net operating loss carryforward	**4,898**	92,315
Deferred gain on sale leaseback	**57,748**	60,741
Unrealized losses on available for sale securities	**456,152**	781,534
Recognized loss on impaired securities	**44,098**	44,043
Recognized loss on other real estate owned	**-**	37,249
Loan fees	**296,359**	155,187
Deferred compensation	**398,030**	349,607
Other	**3,346**	-
Total deferred tax assets	**3,842,988**	3,630,430
Deferred tax liabilities:		
Depreciation	**400,131**	423,488
Purchase accounting adjustments	**609,266**	584,097
Federal Home Loan Bank stock dividend	**28,278**	28,243
Undistributed income of unconsolidated subsidiary	**60,975**	74,875
Loan origination fees and costs	**583,283**	464,264
Other	**69,539**	64,349
Total deferred tax liabilities	**1,751,472**	1,639,316
Net deferred tax assets	**$ 2,091,516**	$ 1,991,114

The Company had unused net operating loss carryforward of approximately $13,993, $264,134 and $816,000 at December 31, 2006, 2005 and 2004, respectively, that resulted from the acquisition of The Felton Bank in 2004. In accordance with current tax laws, the Company is allowed to utilize the loss carryforward over a 20-year period beginning in 2004. The Company expects to utilize the entire loss carryforward.

NOTE 16. EARNINGS PER COMMON SHARE

Information relating to the calculation of earnings per common share is summarized as follows for the years ended December 31:

	2006	2005	2004
Basic:			
Net income (applicable to common stock)	**$13,554,420**	$12,888,213	$10,198,201
Average common shares outstanding	**8,366,434**	8,304,601	8,224,392
Basic earnings per share	**$1.62**	$1.55	$1.24
Diluted:			
Net income (applicable to common stock)	**$13,554,420**	$12,888,213	$10,198,201
Average common shares outstanding	**8,366,434**	8,304,601	8,224,392
Diluted effect of stock options	**26,577**	38,032	70,845
Average common shares outstanding - diluted	**8,393,011**	8,342,633	8,395,237
Diluted earnings per share	**$1.61**	$1.54	$1.21

Per share data is adjusted to give retroactive effect of a 3 for 2 stock split in the form of a stock dividend that was payable to stockholders of record as of May 12, 2006. For the year ended December 31, 2006 there were no options excluded from computing diluted earnings per share. For the years ended December 31, 2005 and 2004, options to purchase 6,000 shares of common stock were excluded from computing diluted earnings per share because their effects were antidilutive.

NOTE 17. REGULATORY CAPITAL REQUIREMENTS

The Company and each of The Talbot Bank of Easton, Maryland ("Talbot Bank"), Centreville National Bank, and The Felton Bank (Talbot Bank, Centreville National Bank and The Felton Bank are collectively referred to in this Note as the "Banks") are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets. Management believes as of December 31, 2006 that the Company and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2005, the most recent notification from the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management knows of no trends or demands, commitments, events or uncertainties that are likely to have a material adverse impact on the ability of the Company or any of the Banks to remain in the well capitalized category.

Capital levels and ratios for Shore Bancshares, Inc., Talbot Bank, Centreville National Bank and The Felton Bank as of December 31, 2006 and 2005, compared with the minimum requirements, are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Company	**$105,402,000**	**14.04%**	**$60,037,680**	**8.00%**	**$75,047,100**	**10.00%**
Talbot Bank	**$59,844,000**	**13.24%**	**$36,152,800**	**8.00%**	**$45,191,000**	**10.00%**
Centreville National Bank	**$32,337,000**	**14.53%**	**$17,798,480**	**8.00%**	**$22,248,100**	**10.00%**
The Felton Bank	**$ 7,232,000**	**10.03%**	**$ 5,766,240**	**8.00%**	**$ 7,207,800**	**10.00%**
Tier 1 Capital (to Risk Weighted Assets):						
Company	**$98,766,000**	**13.16%**	**$30,018,840**	**4.00%**		
Talbot Bank	**$55,739,000**	**12.33%**	**$18,076,400**	**4.00%**	**$27,114,600**	**6.00%**
Centreville National Bank	**$30,557,000**	**13.73%**	**$ 8,899,240**	**4.00%**	**$13,348,860**	**6.00%**
The Felton Bank	**$ 6,482,000**	**8.99%**	**$ 2,883,120**	**4.00%**	**$ 4,324,680**	**6.00%**
Tier 1 Capital (to Average Assets):						
Company	**$98,766,000**	**10.64%**	**$37,142,040**	**3.00%**		
Talbot Bank	**$55,739,000**	**10.73%**	**$20,773,080**	**3.00%**	**$25,966,350**	**5.00%**
Centreville National Bank	**$30,557,000**	**9.50%**	**$12,860,280**	**3.00%**	**$16,075,350**	**5.00%**
The Felton Bank	**$ 6,482,000**	**7.80%**	**$ 3,324,680**	**4.00%**	**$ 4,155,850**	**5.00%**
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets):						
Company	$94,631,000	13.85%	$54,675,360	8.00%	$68,344,200	10.00%
Talbot Bank	$53,659,000	12.92%	$33,231,280	8.00%	$41,539,100	10.00%
Centreville National Bank	$29,653,000	14.49%	$16,366,400	8.00%	$20,458,000	10.00%
The Felton Bank	$ 6,067,000	10.02%	$ 4,846,000	8.00%	$ 6,057,500	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Company	$89,104,000	13.04%	$27,336,680	4.00%		
Talbot Bank	$50,374,000	12.13%	$16,615,640	4.00%	$24,923,460	6.00%
Centreville National Bank	$27,988,000	13.68%	$ 8,183,200	4.00%	$12,274,800	6.00%
The Felton Bank	$ 5,490,000	9.06%	$ 2,423,000	4.00%	$ 3,634,500	6.00%
Tier 1 Capital (to Average Assets):						
Company	$89,104,000	10.68%	$33,361,640	3.00%		
Talbot Bank	$50,374,000	10.85%	$18,575,360	3.00%	$23,219,200	5.00%
Centreville National Bank	$27,988,000	9.56%	$11,707,160	3.00%	$14,633,950	5.00%
The Felton Bank	$ 5,490,000	7.67%	$ 2,861,400	4.00%	$ 3,576,750	5.00%

Federal and state laws and regulations applicable to banks and their holding companies impose certain restrictions on dividend payments by the Banks, as well as restricting extensions of credit and transfers of assets between the Banks and the Company. At December 31, 2006, the Banks could have paid dividends to the Company of approximately $14,427,268 without the prior consent and approval of the regulatory agencies. The Company had no outstanding receivables from subsidiaries at December 31, 2006 or 2005.

NOTE 18. LINES OF CREDIT

The Banks had $20,500,000 in unsecured federal funds lines of credit and a reverse repurchase agreement available on a short-term basis from correspondent banks at December 31, 2006. In addition, the Banks have credit availability of approximately $130,718,000 from the Federal Home Loan Bank. The Banks have pledged as collateral, under blanket lien, all qualifying residential loans under borrowing agreements with the Federal Home Loan Bank. At December 31, 2006 and 2005, the Federal Home Loan Bank had issued letters of credit in the amounts of $30,000,000 and $20,000,000, respectively on behalf of the Talbot Bank to a local government entity as collateral for its deposits. The Banks had short-term borrowings from the Federal Home Loan Bank December 31, 2006 and 2005 of $4,500,000 and $8,725,000 respectively.

NOTE 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

For short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For all investments in debt securities, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Receivables

The fair value of categories of fixed rate loans, such as commercial loans, residential mortgage, and other consumer loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Other loans, including variable rates loans, are adjusted for differences in loan characteristics.

Financial Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. These estimates do not take into consideration the value of core deposit intangibles. The fair value of securities sold under agreements to repurchase and long term debt is estimated using the rates offered for similar borrowings.

Commitments to Extend Credit and Standby Letters of Credit

The majority of the Company's commitments to grant loans and standby letters of credit are written to carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by the Company or the borrower, they only have value to the Company and the borrower and therefore it is impractical to assign any value to these commitments.

The estimated fair values of the Company's financial instruments, excluding goodwill, as of December 31 are as follows:

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	**$ 79,673,295**	**$ 79,674,000**	$ 67,459,024	$ 67,459,000
Investment securities	**130,246,145**	**130,215,000**	121,070,139	120,986,000
Loans	**699,719,075**	**708,164,000**	627,463,129	627,493,000
Less: allowance for loan losses	**(6,299,692)**	**(6,300,000)**	(5,235,670)	(5,236,000)
	$903,338,823	**$911,753,000**	$810,756,622	$810,702,000
Financial liabilities:				
Deposits	**$774,182,031**	**$756,685,000**	$704,958,386	$694,600,000
Short-term borrowings	**28,524,433**	**28,347,000**	35,847,600	35,855,000
Long term debt	**25,000,000**	**24,993,000**	4,000,000	3,970,000
	$827,706,464	**$810,025,000**	$744,805,986	$734,425,000

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Unrecognized financial instruments:				
Commitments to extend credit	**$189,396,000**	**$ -**	$199,569,000	$ -
Standby letters of credit	**20,279,000**	**-**	14,594,000	-
	$209,675,000	**$ -**	$214,163,000	$ -

NOTE 20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, to meet the financing needs of its customers, the Banks are parties to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Banks' exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The Banks generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Banks evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Commitments outstanding as of December 31 are as follows:

	2006	2005
Commitments to extend credit	**$189,396,000**	$199,569,000
Letters of credit	**20,279,000**	14,594,000
	$209,675,000	$214,163,000

NOTE 21. CONTINGENCIES

In the normal course of business, the Company and its subsidiaries may become involved in litigation arising from banking, financial, and other activities. Management, after consultation with legal counsel, does not anticipate that the future liability, if any, arising out of current proceedings will have a material effect on the Company's financial condition, operating results, or liquidity.

NOTE 22. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Shore Bancshares, Inc. (Parent Company Only) is as follows:

Condensed Balance Sheets
December 31,

	2006	2005
Assets:		
Cash	**$ 1,211,920**	$ 813,274
Investment in subsidiaries	**107,512,916**	97,817,595
Income taxes receivable	**301,675**	516,989
Premises and equipment, net	**3,030,508**	2,873,795
Other assets	**178,470**	149,421
Total assets	**$112,235,489**	$102,171,074
Liabilities:		
Accounts payable	**$ 462,892**	$ 335,147
Deferred tax liability	**445,597**	387,753
	908,489	722,900
Stockholders' equity:		
Common stock	**83,834**	55,570
Additional paid in capital	**29,687,406**	29,013,841
Retained earnings	**82,279,344**	73,641,882
Accumulated other comprehensive loss	**(723,584)**	(1,263,119)
Total stockholders' equity	**111,327,000**	101,448,174
Total liabilities and stockholders' equity	**$112,235,489**	$102,171,074

Condensed Statements of Income
For the years ended December 31,

	2006	2005	2004
Dividends from subsidiaries	**$5,115,012**	$6,928,207	$7,665,535
Management and other fees from subsidiaries	**3,982,238**	2,577,344	2,174,187
Rental Income	**108,290**	124,530	97,771
Interest income	**9,902**	4,471	5,754
	9,215,442	9,634,552	9,943,247
Salaries and employee benefits	**3,034,293**	2,033,298	1,572,973
Occupancy expense	**256,863**	223,322	202,256
Other operating expenses	**1,195,056**	797,786	513,232
	4,486,212	3,054,406	2,288,461
Income before income tax expense and equity in undistributed income of subsidiary	**4,729,230**	6,580,146	7,654,786
Income tax expense	**330,596**	177,407	396,717
Income before equity in undistributed income of subsidiary	**4,398,634**	6,402,739	7,258,069
Equity in undistributed income of subsidiary	**9,155,786**	6,485,474	2,940,132
Net income	**$13,554,420**	$12,888,213	$10,198,201

Condensed Statements of Cash Flows
For the years ended December 31,

	2006	2005	2004
Cash flows from operating activities:			
Net income	**$13,554,420**	$12,888,213	$10,198,201
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in undistributed (income)loss of subsidiaries	**(9,155,786)**	(6,485,474)	(2,940,132)
Depreciation	**124,512**	91,348	75,098
Net (increase) decrease in other assets	**186,265**	(131,291)	155,059
Net increase (decrease) in other liabilities	**185,590**	222,881	112,479
Net cash provided by operating activities	**4,895,001**	6,585,677	7,600,705
Cash flows from investing activities:			
Acquisition, net of stock issued	**-**	-	(3,724,645)
Purchase of premises and equipment	**(281,225)**	(82,466)	(150,019)
Deferred earn out payment, net of stock issued	**-**	(2,400,000)	-
Investment in subsidiaries	**-**	(250,000)	-
Net cash used by investing activities	**(281,225)**	(2,732,466)	(3,874,664)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**701,828**	597,688	279,275
Dividends paid	**(4,916,958)**	(4,428,335)	(3,948,218)
Net cash used by financing activities	**(4,215,130)**	(3,830,647)	(3,668,943)
Net increase in cash and cash equivalents	**398,646**	22,564	57,098
Cash and cash equivalents at beginning of year	**813,274**	790,710	733,612
Cash and cash equivalents at end of year	**$ 1,211,920**	$ 813,274	$ 790,710

NOTE 23. QUARTERLY FINANCIAL RESULTS (unaudited)

A summary of selected consolidated quarterly financial data for the two years ended December 31, 2006 is reported as follows:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Interest income	**$13,065**	**$13,943**	**$15,368**	**$15,595**
Net interest income	**9,414**	**9,909**	**9,902**	**9,671**
Provision for credit losses	**311**	**240**	**416**	**526**
Income before income taxes	**5,718**	**5,941**	**5,167**	**4,882**
Net Income	**$ 3,551**	**$ 3,751**	**$ 3,199**	**$ 3,053**
Basic earnings per common share	**$ 0.43**	**$ 0.45**	**$ 0.38**	**$ 0.36**
Diluted earnings per common share	**$ 0.43**	**$ 0.45**	**$ 0.38**	**$ 0.36**
2005				
Interest income	$10,807	$11,490	$12,236	$12,851
Net interest income	8,277	8,730	9,065	9,413
Provision for credit losses	180	180	220	230
Income before income taxes	4,966	5,509	5,010	5,258
Net Income	$ 3,106	$ 3,501	$ 3,142	$ 3,139
Basic earnings per common share	$ 0.37	$ 0.42	$ 0.38	$ 0.38
Diluted earnings per common share	$ 0.37	$ 0.42	$ 0.37	$ 0.38

Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

NOTE 24. LINE OF BUSINESS RESULTS

The Company operates two primary businesses: Community Banking and Insurance Products and Services. The Community Banking business provides services to consumers and small businesses on the Eastern Shore of Maryland through its fifteen branch network. Community banking activities include small business services, retail brokerage, trust services and consumer banking products and services. Loan products available to consumers include mortgage, home equity, automobile, marine, and installment loans, credit cards and other secured and unsecured personal lines of credit. Small business lending includes commercial mortgages, real estate development loans, equipment and operating loans, as well as secured and unsecured lines of credit, credit cards, accounts receivable financing arrangements, and merchant card services.

A full range of insurance products and services are available to businesses and consumers in the Company's market. Products include property and casualty, life, marine, individual health and long term care insurance. Pension and profit sharing plans and retirement plans for executives and employees are available to suit the needs of individual businesses.

Selected financial information by line of business is included in the following table:

(In thousands)	Community banking	Insurance products and services	Parent Company	Intercompany Transactions	Consolidated Total
2006					
Net Interest income	$ 38,866	$ 20	$ 10	$ -	$38,896
Provision for credit losses	1,493	-	-	-	1,493
Net interest income after provision	37,373	20	10	-	37,403
Noninterest income	6,048	6,970	4,091	(4,270)	12,839
Noninterest expense	22,288	6,030	4,486	(4,270)	28,534
Income before taxes	21,133	960	(385)	-	21,708
Income tax expense(benefit)	7,939	360	(145)	-	8,154
Net income	$ 13,194	$ 600	$ (240)	$ -	$ 13,554
Average assets	$879,778	$10,009	$3,631	$ -	$893,418

(In thousands)	Community banking	Insurance products and services	Parent Company	Intercompany Transactions	Consolidated Total
2005					
Net Interest income	$ 35,481	$ -	$ 4	$ -	$35,485
Provision for credit losses	810	-	-	-	810
Net interest income after provision	34,671	-	4	-	34,675
Noninterest income	5,011	6,620	2,702	(2,835)	11,498
Noninterest expense	19,386	5,826	3,054	(2,835)	25,431
Income before taxes	20,296	794	(348)	-	20,742
Income tax expense	7,678	314	(138)	-	7,854
Net income	$ 12,618	$ 480	$ (210)	$ -	$ 12,888
Average assets	$809,987	$9,857	$3,476	$ -	$823,320

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act with the SEC, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to the Company's management, including the President and Chief Executive Officer ("CEO") and the Principal Accounting Officer ("PAO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls as of December 31, 2006 was carried out under the supervision and with the participation of the Company's management, including the CEO and the PAO. Based on that evaluation, the Company's management, including the CEO and the PAO, has concluded that the Company's disclosure controls and procedures are, in fact, effective at the reasonable assurance level.

During the fourth quarter of 2006, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Company's internal control over financial reporting as of December 31, 2006. Management's report on the Company's internal control over financial reporting and the related attestation report of the Company's independent registered public accounting firm are included on the following pages.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Shore Bancshares, Inc. (the "Company") is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on the best estimates and judgments of management.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of the Company's financial reporting and the preparation and presentation of financial statements for external reporting purposes in conformity with accounting principles generally accepted in the United States of America, as well as to safeguard assets from unauthorized use or disposition. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audit with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatement due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based upon criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective. Stegman and Company, the Company's independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which appears on the following page.

March 8, 2007

/s/ W. Moorhead Vermilye	/s/ Susan E. Leaverton
W. Moorhead Vermilye	Susan E. Leaverton
President and Chief Executive Officer	Principal Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Shore Bancshares, Inc.

We have audited management's assessment, included in the preceding Management's Report on Internal Control Over Financial Reporting, that Shore Bancshares, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 8, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ Stegman & Company

Baltimore, Maryland
March 8, 2007

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The Company has adopted a Code of Ethics that applies to all of its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. A written copy of the Company's Code of Ethics will be provided to stockholders, free of charge, upon request to: Carol I. Brownawell, Secretary, Shore Bancshares, Inc., 18 E. Dover Street, Easton, Maryland 21601 or (410) 822-1400.

All other information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2007 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2007 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information provided in Item 5 of Part II of this report under the heading "EQUITY COMPENSATION PLAN INFORMATION" is incorporated herein by reference. All other information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2007 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2007 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2007 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1), (2) and (c) Financial statements and schedules:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2006 and 2005
Consolidated Statements of Income -- Years Ended December 31, 2006, 2005, and 2004
Consolidated Statements of Changes in Stockholders' Equity -- Years Ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows -- Years Ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004

(a)(3) and (b) Exhibits required to be filed by Item 601 of Regulation S-K:

The exhibits filed or furnished with this annual report are shown on the Exhibit List that follows the signatures to this annual report, which list is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shore Bancshares, Inc.

Date: March 15, 2007

By: /s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Herbert L. Andrew, III Herbert L. Andrew, III	Director	March 15, 2007
/s/ Blenda W. Armistead Blenda W. Armistead	Director	March 15, 2007
/s/ Lloyd L. Beatty, Jr. Lloyd L. Beatty, Jr.	Director	March 15, 2007
/s/ Paul M. Bowman Paul M. Bowman	Director	March 15, 2007
/s/ William W. Duncan William W. Duncan	Director	March 15, 2007
/s/ Thomas H. Evans Thomas H. Evans	Director	March 15, 2007
/s/ Mark M. Freestate Mark M. Freestate	Director	March 15, 2007
________________ Richard C. Granville	Director	March 15, 2007
/s/ W. Edwin Kee W. Edwin Kee	Director	March 15, 2007
/s/ Neil R. LeCompte Neil R. LeCompte	Director	March 15, 2007
/s/ Jerry F. Pierson Jerry F. Pierson	Director	March 15, 2007
/s/ Christopher F. Spurry Christopher F. Spurry	Director	March 15, 2007
/s/ W. Moorhead Vermilye W. Moorhead Vermilye	Director President/CEO	March 15, 2007
/s/ Susan E. Leaverton Susan E. Leaverton	Treasurer/ Principal Accounting Officer	March 15, 2007

EXHIBIT LIST

Exhibit No.	Description
Exhibit 3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on December 14, 2000).
Exhibit 3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K filed on November 9, 2005).
Exhibit 10.1	Form of Employment Agreement with W. Moorhead Vermilye (incorporated by reference to Appendix XIII of Exhibit 2.1 of the Company's Form 8-K filed on July 31, 2000).
Exhibit 10.2	Employment Termination Agreement among Centreville National Bank, the Company, and Daniel T. Cannon dated December 7, 2006 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on December 12, 2006).
Exhibit 10.3	Employment Agreement with Thomas H. Evans, as amended on November 3, 2005 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on November 9, 2005).
Exhibit 10.4	Summary of Compensation Arrangement for Lloyd L. Beatty, Jr. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 1, 2006).
Exhibit 10.5	Amended Summary of Compensation Arrangement for William W. Duncan, Jr. (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 14, 2007).
Exhibit 10.6	Employment Agreement between The Avon-Dixon Agency, LLC and Mark M. Freestate (filed herewith).
Exhibit 10.7	Separation Agreement and General Release between The Avon-Dixon Agency, LLC and Steven Fulwood (incorporated by reference to exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005).
Exhibit 10.8	Form of Executive Supplemental Retirement Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
Exhibit 10.9	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
Exhibit 10.10	Talbot Bank of Easton, Maryland Supplemental Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005).
Exhibit 10.11	Talbot Bank of Easton, Maryland Supplemental Deferred Compensation Plan Trust Agreement ((incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005).
Exhibit 10.12	1998 Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix A of the Company's definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders filed on March 31, 2003).
Exhibit 10.13	1998 Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed with the SEC on September 25, 1998 (Registration No. 333-64319)).

Exhibit 10.14	Talbot Bancshares, Inc. Employee Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed May 4, 2001 (Registration No. 333-60214)).
Exhibit 10.15	Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2006 definitive proxy statement filed on March 24, 2006).
Exhibit 10.16	Changes to Director Compensation Arrangements (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on February 6, 2006).
uExhibit 10.17	Shore Bancshares, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 14, 2007)
Exhibit 10.18	Deferral Election, Investment Designation, and Beneficiary Designation Forms under the Shore Bancshares, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 2, 2006).
Exhibit 10.19	Form of Centreville National Bank of Maryland Director Indexed Fee Continuation Plan Agreement with Messrs. Cannon, Freestate and Pierson (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 12, 2006).
Exhibit 10.20	Form of Centreville National Bank Life Insurance Endorsement Split Dollar Plan Agreement with Messrs. Cannon, Freestate and Pierson (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 12, 2006).
Exhibit 21	Subsidiaries of the Company (incorporated by reference to the "BUSINESS—General" section of Item 1 of Part I of this annual report).
Exhibit 23	Consent of Stegman & Company (filed herewith).
Exhibit 31.1	Certifications of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
Exhibit 31.2	Certifications of the PAO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
Exhibit 32.1	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith).
Exhibit 32.2	Certification of the PAO pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith).

Shore Bancshares Family of Companies

CORPORATE OFFICES

SHORE BANCSHARES, INC.
18 East Dover Street
Easton, MD 21601
Phone (410) 822-1400
Fax (410) 820-4238
www.shbi.com

THE TALBOT BANK OF EASTON
18 East Dover Street
Easton, MD 21601
Phone (410) 822-1400
Fax (410) 820-4238
www.talbot-bank.com

THE CENTREVILLE NATIONAL BANK OF MARYLAND
109 N. Commerce Street
Centreville, MD 21617
Phone (410) 758-1600
Fax (410) 758-2364
www.cnbmd.com

WYE TRUST SERVICES
A Division of The Centreville National Bank of Maryland
17 E. Dover Street
Easton, MD 21601
Phone (410) 763-8543
Fax (410) 763-8557
www.wyetrust.com

WYE MORTGAGE GROUP
A Division of The Centreville National Bank of Maryland
109 Commerce Street
Centreville, MD 21617
Phone (443) 262-9326
Fax (410) 758-6723
Easton Phone (410) 770-8786
Easton Fax (410) 819-3048

THE AVON DIXON AGENCY, LLC
28969 Information Lane
Easton, MD 21601
Phone (410) 822-0506
Fax (410) 820-5629
www.avondixon.com

ELLIOTT WILSON INSURANCE, LLC
106 N. Harrison Street
Easton, MD 21601
Phone (410) 820-7797
Fax (410) 820-7754
www.avondixon.com

THE FELTON BANK
120 West Main Street
P.O. Box 266
Felton, DE 19943
Phone (302) 284-4600
(800) 989-4383
Fax (302) 284-9791
www.feltonbank.com



NASDAQ: SHBI